SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 7)*

HUDSON TECHNOLOGIES, INC.
(Name of Issuer)
Common Stock, par value $.01 per share
(Title of Class of Securities)
444144109
(CUSIP Number)
Richard D. Waters, Jr. c/o CCMP Capital Advisors, LLC 245 Park Avenue, 16th Floor New York, New York 10167-2403 (212) 600-9663
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 28, 2007
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13D to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 444144109	13D	Page 2 of 5 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) FLEMING US DISCOVERY FUND III, L.P. EIN:
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,642,664
	8	SHARED VOTING POWER Ø
	9	SOLE DISPOSITIVE POWER 3,642,664
	10	SHARED DISPOSITIVE POWER Ø
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,642,664
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18%
14	TYPE OF REPORTING PERSON* PN

* SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 444144109	13D	Page 3 of 5 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) FLEMING US DISCOVERY OFFSHORE FUND III, L.P. EIN:
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION BERMUDA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 583,185
	8	SHARED VOTING POWER Ø
	9	SOLE DISPOSITIVE POWER 583,185
	10	SHARED DISPOSITIVE POWER Ø
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 583,185
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.9%
14	TYPE OF REPORTING PERSON* PN

* SEE INSTRUCTIONS BEFORE FILLING OUT!

Preliminary Note: This Amendment No. 7 to the Statement on Schedule 13D originally filed on April 9, 1999, as amended by Amendment No. 1 thereto filed on February 14, 2001, Amendment No. 2 thereto filed on June 25, 2003, Amendment No. 3 thereto filed on September 15, 2003, Amendment No. 4 thereto filed on December 12, 2003, Amendment No. 5 thereto filed on December 22, 2003, Amendment No. 6 thereto filed on March 31, 2004 (as so amended, the “Statement”) with respect to the common stock, $.01 par value per share (the “Common Stock”), of Hudson Technologies, Inc., a New York corporation (the “Issuer”) amends and restates Items 1, 5, 7 and Appendices 1, 2 and 3 to reflect the sale of the Common Stock.

Item 1. Security and Issuer

The address of the Issuer’s principal executive offices is 275 North Middletown Road, Pearl River, New York 10965. Information in the original Schedule 13D remains in effect except to the extent that it is superseded by subsequently filed information, including the information contained in Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6 and this Amendment No. 7. Responses to each item below are incorporated by reference into each other item, as applicable.

Item 5. Interest in Securities of the Issuer

(a) As of the date hereof, the US Fund holds 3,642,664 shares of Common Stock (the “US Fund Common Stock”).

As of the date hereof, the Offshore Fund holds 583,185 shares of Common Stock (the “Offshore Fund Common Stock”).

As of the date hereof, the US Fund holds common stock warrants (the “Exchange Note Warrants”) to purchase 44,296 shares of the Issuer’s Common Stock, at an exercise price equal to $.87 per share. As of the date hereof, the Offshore Fund holds Exchange Note Warrants to purchase 7,062 shares of the Issuer’s Common Stock, at an exercise price equal to $.87 per share.

As of the date hereof, the US Fund holds common stock warrants (“Convertible Note Warrants”) to purchase 26,726 shares of the Issuer’s Common Stock, at an exercise price equal to $1.21 per share. As of the date hereof, the Offshore Fund holds Convertible Note Warrants to purchase 4,248 shares of the Issuer’s Common Stock, at an exercise price equal to $1.21 per share.

As of the date hereof, the US Fund holds common stock warrants (“Additional Convertible Note Warrants”) to purchase 30,567 shares of the Issuer’s Common Stock, at an exercise price equal to $1.21 per share. As of the date hereof, the Offshore Fund holds Additional Convertible Note Warrants to purchase 4,894 shares of the Issuer’s Common Stock, at an exercise price equal to $1.21 per share.

The Exchange Note Warrants, the Convertible Note Warrants and the Additional Convertible Note Warrants held by the US Fund are sometimes collectively referred to herein as the “US Fund Warrants”. The Exchange Note Warrants, the Convertible Note Warrants and the Additional Convertible Note Warrants held by the Offshore Fund are sometimes collectively referred to herein as the “Offshore Fund Warrants”.

As of the date hereof, the US Fund holds fully vested and currently exercisable options to purchase 30,163 shares of Common Stock (the “US Fund Options”).

As of the date hereof, the Offshore Fund holds fully vested and currently exercisable options to purchase 4,837 shares of Common Stock (the “Offshore Fund Options”).

Because of their relationship as affiliated entities, for purposes of Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the US Fund and the Offshore Fund may be deemed to beneficially own the US Fund Common Stock, the Offshore Fund Common Stock, the US Fund Warrants, the Offshore Fund Warrants, the US Fund Options and the Offshore Fund Options. As the general partner of the US Fund and the Offshore Fund, Fleming Partners may be deemed to beneficially own the US Fund Common Stock, the Offshore Fund Common Stock, the US Fund Warrants, the Offshore Fund Warrants, the US Fund Options and the Offshore Fund Options. As the general partner of Fleming Partners, Discovery may be deemed to beneficially own the US Fund Common Stock, the Offshore Fund Common Stock, the US Fund Warrants, the Offshore Fund Warrants,

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the US Fund Options and the Offshore Fund Options. As a controlling member of Discovery and the sole limited partner of Fleming Partners, JPMP Capital Corp. ("JPMP Capital") may be deemed to beneficially own the US Fund Common Stock, the Offshore Fund Common Stock, the US Fund Warrants, the Offshore Fund Warrants, the US Fund Options and the Offshore Fund Options. JPMP Capital is a wholly-owned subsidiary of JPMorgan Chase & Co. ("JPMorgan Chase"). Thus, as the parent of JPMP Capital, for purposes of Rule 13d-3 promulgated under the Exchange Act, JPMorgan Chase may be deemed to beneficially own the US Fund Common Stock, the Offshore Fund Common Stock, the US Fund Conversion Shares, the Offshore Fund Conversion Shares, the US Fund Warrants, the Offshore Fund Warrants, the US Fund Options and the Offshore Fund Options. Each of Fleming Partners, Discovery, JPMP Capital and JPMorgan Chase disclaims any beneficial ownership of the shares of the Issuer reported as beneficially owned by the Reporting Persons, except to the extent of its pecuniary interest therein.

As of the date hereof, for purposes of Rule 13d-3 promulgated under the Exchange Act, each of US Fund, Offshore Fund, Fleming Partners, Discovery, JPMP Capital and JPMorgan Chase may be deemed to have beneficially owned 21% of the outstanding Common Stock.

(b) The information required by this paragraph is reflected on Lines 7-10 of each Reporting Person’s cover page, incorporated herein by reference.

(c) On June 28, 2007, the US Fund, the Offshore Fund and the Issuer entered into a Stock Purchase Agreement, a copy of which has been filed as an exhibit hereto, pursuant to which the US Fund and the Offshore Fund sold an aggregate amount of 5,680,800 shares of Common Stock to the Issuer. On June 28, 2007, the US Fund and certain members of the Issuer’s management, which members include certain officers and one key employee of the Issuer, entered into a Stock Purchase Agreement, copies of which have been filed as exhibits hereto, pursuant to which the US Fund sold an aggregate number of 9,230,800 shares of Common Stock.

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the shares of Common Stock beneficially owned by any of the Reporting Persons.

(e) On June 28, 2007, the Offshore Fund ceased to be the beneficial owner of more than five percent of the Common Stock of the Issuer.

Item 7. Materials to Be Filed as Exhibits

The following additional material is filed as an Appendix to this Amendment No. 7:

Appendix 1- Information about Fleming US Discovery, LLC Required by Item 2

Appendix 2- Information about JPMP Capital Corp. Required by Item 2

Appendix 3- Information about JPMorgan Chase & Co Required by Item 2

Stock Purchase Agreement, dated as of June 28, 2007, by and between Fleming US Discovery Fund III, L.P., Fleming US Discovery Offshore Fund III, L.P. and Hudson Technologies, Inc.

Stock Purchase Agreement, dated as of June 28, 2007, by and between Fleming US Discovery Fund III, L.P. and Stephen Mandracchia.

Stock Purchase Agreement, dated as of June 28, 2007, by and between Fleming US Discovery Fund III, L.P. and Kevin Zugibe.

Stock Purchase Agreement, dated as of June 28, 2007, by and between Fleming US Discovery Fund III, L.P. and James Buscemi.

Stock Purchase Agreement, dated as of June 28, 2007, by and between Fleming US Discovery Fund III, L.P. and Brian Coleman.

Stock Purchase Agreement, dated as of June 28, 2007, by and between Fleming US Discovery Fund III, L.P. and Joseph Longo.

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SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 17, 2007

FLEMING US DISCOVERY FUND III, L.P.

By: Fleming US Discovery Partners, L.P., its general partner By: Fleming US Discovery, LLC, its general partner
By:	/s/ Richard D. Waters, Jr.
Richard D. Waters, Jr., Manager

FLEMING US DISCOVERY OFFSHORE FUND III, L.P.

By: Fleming US Discovery Partners, L.P, its general partner
By: Fleming US Discovery, LLC, its general partner
By:	/s/ Richard D. Waters, Jr.
Richard D. Waters, Jr., Manager

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Appendix 1

MANAGERS AND COMMITTEES OF FLEMING US DISCOVERY, LLC1

BOARD OF MANAGERS

Robert L. Burr2

Brendan C. Cameron3

Ana Capella Gomez-Acebo

Ryan Anderson2

Richard D. Waters, Jr.2

EXECUTIVE COMMITTEE

Robert L. Burr

Brendan C. Cameron

Ana Capella Gomez-Acebo

Ryan Anderson

Richard D. Waters, Jr.

INVESTMENT COMMITTEE

Robert L. Burr

Brendan C. Cameron

Ana Capella Gomez-Acebo

Ryan Anderson

Richard D. Waters, Jr.

______________

[1]	Each of the natural persons listed as a manager or committee member of Fleming US Discovery, LLC is a United States citizen, other than Ana Capella Gomez-Acebo who is a citizen of Spain.
[2]	Business address is 245 Park Avenue, 16th Floor, New York, New York 10167.
[3]	Business address is 245 Park Avenue, 3rd Floor, New York, New York 10167.

Appendix 2

JPMP CAPITAL CORP.

Executive Officers (1)

President	Ina R. Drew*
Managing Director	Joseph S. Bonocore*
Managing Director	Ana Capella Gomez-Acebo*
Managing Director	John C. Wilmot*
Managing Director and Treasurer	Richard Madsen*
Vice President	William T. Williams Jr*
Vice President and Secretary	Judah Shechter*
Vice President and Assistant Secretary	Elizabeth De Guzman*

Directors (1)

Ina R. Drew*

John C. Wilmot*

(1)	Each of whom is a United States citizen except for Ana Capella Gomez-Acebo who is a citizen of Spain.
*	Principal occupation is employee and/or officer of JPMorgan Chase & Co. Business address is c/o J.P. Morgan Partners, LLC, 270 Park Avenue, New York, New York 10017.

Appendix 3

JPMORGAN CHASE & CO.

Executive Officers(1)

President and Chief Executive Officer	James Dimon*
Chief Administrative Officer	Frank Bisignano*
Co-Chief Executive Officer, Investment Bank	Steven D. Black*
Chief Financial Officer	Michael J. Cavanagh*
General Counsel	Stephen M. Cutler*
Director of Human Resources	John J. Bradley*
Chief Investment Officer	Ina R. Drew*
Head, Commercial Banking	Samuel Todd Maclin*
Head, Strategy and Business Development	Jay Mandelbaum*
Chief Executive Officer, Treasury & Securities Services	Heidi Miller*
Head, Retail Financial Services	Charles W. Scharf*
Co-Chief Executive Officer, Card Services	Richard J. Srednicki*
Co-Chief Executive Officer, Card Services	Gordon A. Smith*
Global Head, Asset & Wealth Management	James E. Staley*
Co-Chief Executive Officer, Investment Bank	William T. Winters*
______________
(1)	Each of whom is a United States citizen.
*	Principal occupation is employee or officer of JPMorgan Chase & Co. Business address is c/o JPMorgan Chase & Co., 270 Park Avenue, New York, New York 10017.

Directors (1)

Name	Principal Occupation or Employment; Business or Residence Address
Crandall C. Bowles	Chairman and Chief Executive Officer Spring Global US, Inc. c/o JPMorgan Chase & Co. 270 Park Avenue New York, New York 10017
Stephen B. Burke	President Comcast Cable Communications, Inc. c/o JPMorgan Chase & Co. 270 Park Avenue New York, New York 10017
James S. Crown	President Henry Crown and Company c/o JPMorgan Chase & Co. 270 Park Avenue New York, New York 10017
James Dimon	Chief Executive Officer JPMorgan Chase & Co. 270 Park Avenue New York, New York 10017
Ellen V. Futter	President and Trustee American Museum of Natural History c/o JPMorgan Chase & Co. 270 Park Avenue New York, New York 10017
William H. Gray, III	Retired President and Chief Executive Officer The College Fund/UNCF c/o JPMorgan Chase & Co. 270 Park Avenue New York, New York 10017
Laban P. Jackson, Jr.	Chairman and Chief Executive Officer Clear Creek Properties, Inc. c/o JPMorgan Chase & Co. 270 Park Avenue New York, New York 10017
Lee R. Raymond	Chairman of the Board and Chief Executive Officer Exxon Mobil Corporation c/o JPMorgan Chase & Co. 270 Park Avenue New York, New York 10017

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Robert I. Lipp	Chairman The St. Paul Travelers Companies, Inc. c/o JPMorgan Chase & Co. 270 Park Avenue New York, New York 10017
David C. Novak	Chairman and Chief Executive Officer Yum! Brands, Inc. c/o JPMorgan Chase & Co. 270 Park Avenue New York, New York 10017
William C. Weldon	Chairman and Chief Executive Officer Johnson & Johnson c/o JPMorgan Chase & Co. 270 Park Avenue New York, New York 10017

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Execution Copy

STOCK PURCHASE AGREEMENT

This STOCK PURCHASE AGREEMENT is dated as of June 28, 2007 (this “Agreement”) among Fleming US Discovery Fund III, L.P. (“Fleming Fund I”), Fleming US Discovery Offshore Fund III, L.P. (“Fleming Fund II” and, together with Fleming Fund I, the “Sellers”) and Hudson Technologies, Inc., a New York corporation (the “Company”).

WHEREAS, Fleming Fund I currently owns 16,493,481 shares of the common stock, $.01 par value (the “Common Stock”), of the Company and Fleming Fund II currently owns 2,643,968 shares of the Common Stock of the Company;

WHEREAS, the Company desires to purchase from the Sellers and the Sellers desire to sell to the Company, 5,680,800 shares of the Common Stock of the Company (the “Shares”) at a purchase price of $0.65 per share, for a total consideration of $3,692,520;

WHEREAS, simultaneously with the execution and delivery of this Agreement, certain members of the Company’s management (“Management”) will purchase a total of 9,230,800 shares of the Common Stock of the Company from Fleming Fund I at a purchase price of $0.65 per share, for a total consideration of $6,000,020 pursuant to the Stock Purchase Agreements between Fleming Fund I and Management dated as of the date hereof;

WHEREAS, the Sellers, the Company and Management are parties to that certain Letter Agreement (the “Letter Agreement”) with Morgan, Lewis & Bockius, LLP (“Morgan Lewis”) as escrow agent, providing for the manner in which the closing of the transactions contemplated by this Agreement and the Stock Purchase Agreements between Fleming Fund I and Management will take place, and providing for the delivery by the Sellers of the executed Stock Purchase Agreements and the Transfer Documentation (as defined in the Letter Agreement) and the delivery by the Company and Management of the Purchase Price (as defined in the Letter Agreement) and the executed Stock Purchase Agreements to Morgan Lewis to be held in escrow pursuant to the terms of the Letter Agreement;

WHEREAS, immediately following the Initial Closing Date (as defined herein) and subject to the terms and conditions described in the offer documentation as required by the applicable securities laws, the Company shall commence a tender offer to all shareholders of the Company (the “Tender Offer”) pursuant to which the Company will offer to purchase up to 1,637,217 shares of the Common Stock of the Company (the “Tender Offer Shares”) at a purchase price equal to the last sale price of the Common Stock on the trading date immediately prior to the commencement of the Tender Offer (the “Tender Offer Price”), all as set forth in the applicable offer documentation, as required by applicable securities laws;

WHEREAS, the Sellers and the Company intend to enter into a Second Letter Agreement (the “Second Letter Agreement”) with Morgan, Lewis & Bockius, LLP (“Morgan Lewis”) as escrow agent, providing for the manner in which the closing of the transactions contemplated by Section 1.2 of this Agreement between the Sellers and the Company will take place and the delivery by the Sellers of the Transfer Documentation (as defined in the Second Letter Agreement) and the delivery by the Company of the Purchase Price (as defined in the Second Letter Agreement) to Morgan Lewis to be held in escrow pursuant to the terms of the Second Letter Agreement; and

WHEREAS, following the completion of the Tender Offer, the Company will use any remaining funds available in the Loan Reserve (as defined herein) to purchase the Additional Shares (as defined herein) in accordance with Section 4.1 of this Agreement.

NOW, THEREFORE, in consideration of the mutual covenants contained herein and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto agree as follows:

ARTICLE I

PURCHASE AND SALE OF STOCK

1.1 Purchase and Sale of the Shares. Subject to the terms and conditions of this Agreement, at the Initial Closing (as defined herein):

(a) The Sellers shall sell to the Company, and the Company shall purchase from each of the Sellers, the Shares designated on Schedule A at a purchase price per share of $0.65;

(b) In accordance with the terms of the Letter Agreement attached hereto as Schedule B the Sellers will deliver to Morgan Lewis (with copies to the Company) their stock certificates representing the Shares, accompanied by medallion guaranteed stock powers duly executed in blank, together with an executed letter of instruction from the Sellers to Continental Stock Transfer & Trust Company (the “Transfer Agent”) instructing the Transfer Agent to issue to the Company a new stock certificate representing the Shares purchased by the Company (which shall be retired upon receipt) pursuant to this Agreement (collectively, the “Transfer Documentation”).

(c) In accordance with the terms of the Letter Agreement, upon delivery to the Company of a copy of the Transfer Documentation, Morgan Lewis shall release: (i) the Purchase Price to Fleming, and (ii) the Transfer Documentation to the Transfer Agent, without any further action by the Company.

1.2 Purchase and Sale of the Additional Shares. Subject to the terms and conditions of this Agreement, at the Final Closing (as defined herein):

(a )Each of the Sellers shall sell to the Company, in proportion to their respective share ownership percentage, and the Company shall purchase from each of the Sellers, the Additional Shares (as defined herein), if any, at the Tender Offer Price;

(b) In accordance with the terms of the Second Letter Agreement attached hereto as Schedule C the Sellers will deliver to Morgan Lewis (with copies to the Company) their stock certificates representing the Additional Shares, accompanied by medallion guaranteed stock powers duly executed in blank, together with an executed letter of instruction from the Sellers to the Transfer Agent instructing the Transfer Agent to issue to the Company new stock certificates

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representing the Additional Shares purchased by the Company (which shall be retired upon receipt) pursuant to this Agreement (collectively, the “Second Transfer Documentation”).

(c) In accordance with the terms of the Second Letter Agreement, upon delivery to the Company of a copy of the Second Transfer Documentation, Morgan Lewis shall release: (i) the Purchase Price to Fleming, and (ii) the Second Transfer Documentation to the Transfer Agent, without any further action by the Company.

1.3 Closing. The closing for the purchase of the Shares (the “Initial Closing”) shall take place on the date on which the conditions set forth in Section 5.1 are satisfied or waived (the date on which the Closing occurs is referred to herein as the “Initial Closing Date”). The closing for the purchase of any Additional Shares (the “Final Closing”) shall take place no earlier than eleven (11) business days after the expiration of the Tender Offer and no later than 12 business days after the expiration of the Tender Offer (the date on which the Final Closing occurs is referred to herein as the “Final Closing Date”). The Initial Closing and the Final Closing shall take place at the offices of Morgan, Lewis & Bockius LLP, 101 Park Avenue, New York, New York, and the Initial Closing and the Final Closing shall be effective as of the close of business on the Initial Closing Date and the Final Closing Date, respectively.

ARTICLE II

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

The Company hereby represents and warrants to each of the Sellers as follows:

2.1 Organization, Standing and Power. The Company is duly organized, validly existing and in good standing under the laws of the State of New York, and has all requisite power and authority to execute and deliver this Agreement and to perform its obligations hereby and the execution and delivery of this Agreement constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms.

2.2 Consents and Approvals. No consent, approval, order or authorization of, or registration, declaration or filing with, any court, administrative agency or commission or other governmental authority or instrumentality, domestic or foreign, is required by or with respect to the Company in connection with the execution and delivery of this Agreement by the Company or the consummation by it of the transactions contemplated hereby.

2.3 No Conflict. The execution and delivery of this Agreement does not, and the consummation of the transactions contemplated hereby will not, conflict with or result in a breach or violation of, or a default under, (a) the Company’s organizational documents or (b) any contract, agreement or instrument by which the Company or any of the Company’s properties is bound or any judgment, order, decree, statute, rule, regulation or other law to which the Company or its properties or assets is subject.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE SELLERS

Each of the Sellers represent and warrant to the Company as follows:

3.1 Organization, Standing and Power. Each of the Sellers is duly organized, validly existing and in good standing under the laws of the State of Delaware, and has all requisite power and authority to execute and deliver this Agreement and to perform its obligations hereby and the

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execution and delivery of this Agreement constitutes a legal, valid and binding obligation of each of the Sellers, enforceable against each of the Sellers in accordance with its terms.

3.2 Ownership of Shares. Each Seller is the sole record and beneficial owner of their respective Shares and Additional Shares and sole owner of all interests in the Shares and Additional Shares. When paid for in accordance with the terms of this Agreement, the Shares and Additional Shares will be transferred to the Company free of any liens, claims, restrictions, security interests or encumbrances, except for restrictions on transfer provided for under the Securities Act.

3.3 Consents and Approvals. No consent, approval, order or authorization of, or registration, declaration or filing with, any court, administrative agency or commission or other governmental authority or instrumentality, domestic or foreign, is required by or with respect to the Sellers in connection with the execution and delivery of this Agreement by each of the Sellers or the consummation by them of the transactions contemplated hereby.

3.4 No Conflict. The execution and delivery of this Agreement does not, and the consummation of the transactions contemplated hereby will not, conflict with or result in a breach or violation of, or a default under, (a) the Sellers’ organizational documents or (b) any contract, agreement or instrument by which the Sellers or any of the Sellers’ properties is bound or any judgment, order, decree, statute, rule, regulation or other law to which the Sellers or its properties or assets is subject.

ARTICLE IV

COVENANTS

4.1 Tender Offer. Immediately following the Initial Closing, the Company agrees to proceed with the Tender Offer to all shareholders at the Tender Offer Price. The Sellers hereby represent that they do not intend to participate in the Tender Offer. The Company shall use the funds representing the Loan Reserve (defined herein) to purchase the Tender Offer Shares in the Tender Offer. To the extent that the shareholders do not tender their shares in the Company’s Tender Offer, and some or all of the Tender Offer Funds have not been used in the Tender Offer, the Company will utilize all remaining available funds in the Loan Reserve to purchase and retire additional shares (the “Additional Shares”) from the Sellers, in proportion to their respective share ownership percentage, at the Tender Offer Price in accordance with Section 1.2 of this Agreement.

4.2 Terminated Stockholders’ Agreement. The Company and the Sellers agree that, as of the Initial Closing Date, that certain Stockholders’ Agreement dated as of March 30, 1999 (the “Stockholders’ Agreement”), among Kevin J. Zugibe, Thomas P. Zugibe and Stephen P. Mandracchia (the “Individuals”), the Company and the Sellers is hereby terminated and rendered null and void, and each of the Sellers shall have no further rights or obligations pursuant to the Stockholders’ Agreement. Additionally, following the Initial Closing, the Company will cause the Individuals to provide the necessary consents or approvals to release each of the Sellers from any further rights and obligations pursuant to the Stockholders’ Agreement.

4.3 Terminated Registration Rights Agreement. The Company and the Sellers agree that, as of the Initial Closing Date, that certain Registration Rights Agreement dated as of March 30, 1999 (the “Registration Rights Agreement”), between the Company and the Sellers is hereby terminated and rendered null and void, and each of the Sellers shall have no further rights or obligations pursuant to the Registration Rights Agreement.

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ARTICLE V

CONDITIONS TO CLOSING

5.1 Conditions to the Obligations of the Sellers and the Company. The obligations of the Sellers and the Company to consummate the transactions contemplated hereby are subject to the satisfaction on the Initial Closing Date of the following conditions, compliance with which, or the occurrence of which, may be jointly waived in writing prior to the Initial Closing Date by the Sellers and the Company in their sole discretion:

(a) The execution and delivery of those certain Stock Purchase Agreements dated as of the date hereof, between Fleming Fund I and Management.

(b) Evidence in a form reasonably satisfactory to the Seller that a reserve has been established under the Amended and Restated Loan Agreement between the Company and Keltic Financial Partners, LP, dated April 18, 2006, in the amount of $1,307,550 (the “Loan Reserve”), which Loan Reserve may be used only to make payment to those shareholders who tender shares in the Company’s Tender Offer and/or, to the extent the shareholders do not tender their shares in the Tender Offer, to make payment to Sellers for the purchase by the Company of the Additional Shares in accordance with Section 4.1 above.

ARTICLE VI

MISCELLANEOUS

6.1 Waiver, Amendment. No amendment of any provision of this Agreement shall be valid unless such amendment is in writing and signed by each party hereto. No waiver by any party hereto of any default, misrepresentation or breach of warranty or covenant hereunder, whether intentional or not, shall be deemed to extend to any prior or subsequent default, misrepresentation or breach of warranty or covenant hereunder or affect in any way any rights arising by virtue of any prior or subsequent such occurrence. No waiver shall be valid unless such waiver is in writing and signed by the party against whom such waiver is sought to be enforced.

6.2 Assignability. Except as otherwise provided under this Agreement, neither this Agreement nor any right, remedy, obligation or liability arising hereunder or by reason hereof shall be assignable by any party hereto without the prior written consent of the Sellers (in the event of an assignment by the Company).

6.3 Headings. The headings used in this Agreement are for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement.

6.4 Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of New York, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of New York or any other jurisdiction) that would cause the application of the Laws of any jurisdiction other than the State of New York.

6.5 Consent to Jurisdiction and Service of Process. EACH PARTY HERETO CONSENTS TO THE EXCLUSIVE JURISDICTION OF ANY STATE OR FEDERAL COURT LOCATED WITHIN THE COUNTY OF NEW YORK IN THE STATE OF NEW YORK AND IRREVOCABLY AGREES THAT ALL ACTIONS OR PROCEEDINGS RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY MAY BE LITIGATED IN SUCH COURTS. EACH PARTY HERETO ACCEPTS FOR ITSELF AND IN CONNECTION WITH ITS RESPECTIVE PROPERTIES, GENERALLY AND

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UNCONDITIONALLY, THE JURISDICTION OF SUCH COURTS AND WAIVES ANY DEFENSE OF FORUM NON CONVENIENS, AND IRREVOCABLY AGREES TO BE BOUND BY ANY JUDGMENT RENDERED THEREBY IN CONNECTION WITH THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY. EACH PARTY HERETO IRREVOCABLY CONSENTS TO THE SERVICE OF PROCESS OUT OF ANY OF SUCH COURTS IN ANY SUCH ACTION OR PROCEEDING.

6.6 Waiver of Jury Trial. EACH PARTY HERETO IRREVOCABLY AND UNCONDITIONALLY WAIVES TRIAL BY JURY IN ANY LEGAL ACTION OR PROCEEDING RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY AND FOR ANY COUNTERCLAIM RELATING THERETO.

6.7 Counterparts. This Agreement may be executed in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement. Delivery of an executed counterpart of a signature page to this Agreement by facsimile shall be effective as delivery of a manually executed counterpart to this Agreement.

6.8 Binding Effect. The provisions of this Agreement shall be binding upon and accrue to the benefit of the parties hereto and their respective heirs, legal representatives, and permitted successors and assigns.

6.9 Entire Agreement; Third-Party Beneficiaries. This Agreement constitutes the entire agreement between the parties hereto with respect to the subject matter hereof and thereof. Except as otherwise expressly provided in this Agreement, no third-party beneficiaries are intended or shall be deemed to be created hereby.

6.10 Severability. If any provision of this Agreement is held to be illegal, invalid or unenforceable under any present or future law, and if the rights or obligations of any party hereto under this Agreement will not be materially and adversely affected thereby, (a) such provision will be fully severable, (b) this Agreement will be construed and enforced as if such provision had never comprised a part hereof, (c) the remaining provisions of this Agreement will remain in full force and effect and will not be affected by such provision or its severance herefrom and (d) in lieu of such provision, there will be added automatically as a part of this Agreement a legal, valid and enforceable provision as similar in terms to such provision as may be possible.

6.11 Specific Performance. Each of the parties to this Agreement agrees and acknowledges that any breach by any party of its obligations under this Agreement could not be adequately compensated for by damages. Accordingly, if either of the parties breaches its obligations under this Agreement, the other party shall be entitled, in addition to any other remedy that they may have, to obtain enforcement of this Agreement by decree of specific performance.

6.12 Further Assurances. Each of the parties shall execute such documents and perform such further acts as may be reasonably required or desirable to carry out or to perform the provisions of this Agreement.

[Signature page follows.]

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IN WITNESS WHEREOF, the parties hereto have duly executed this Agreement as of the date first set forth above.

FLEMING US DISCOVERY FUND III, L.P.

By: Fleming US Discovery Partners, L.P., its general partner
By: Fleming US Discovery, LLC, its general partner
By:	/s/ Robert L. Burr
Name: Robert L. Burr Title: Manager
FLEMING US DISCOVERY OFFSHORE FUND III, L.P.

By: Fleming US Discovery Partners, L.P., its general partner
By: Fleming US Discovery, LLC, its general partner
By:	/s/ Robert L. Burr
Name: Robert L. Burr Title: Manager
HUDSON TECHNOLOGIES, INC.
By:	/s/ Stephen P. Mandracchia
Name: Stephen P. Mandracchia Title: Vice President

Signature Page to Stock Purchase Agreement

Schedule A

Sellers	Shares	Purchase Price
FLEMING FUND I	3,620,017	$2,353,011.00
FLEMING FUND II	2,060,783	$1,339,509.00

Schedule B

(Letter Agreement)

Schedule C

(Second Letter Agreement)

Execution Copy

STOCK PURCHASE AGREEMENT

This STOCK PURCHASE AGREEMENT is dated as of June 28, 2007 (this “Agreement”) by and between Fleming US Discovery Fund III, L.P. (the “Seller”) and Stephen P. Mandracchia (the “Purchaser”).

WHEREAS, the Seller currently owns 16,493,481 shares of the common stock, $.01 par value (the “Common Stock”), of Hudson Technologies, Inc., a New York corporation (the “Company”);

WHEREAS, the Purchaser is a member of the Company’s management;

WHEREAS, the Purchaser desires to purchase from the Seller, and the Seller desires to sell to the Purchaser, 2,000,000 shares of the Common Stock of the Company (the “Shares”) at a purchase price of $0.65 per share, for a total consideration of $1,300,000.00 (the “Purchase Price”);

WHEREAS, simultaneously with the execution and delivery of this Agreement, the Seller will sell to additional members of the Company’s management (“Additional Purchasers”) and the Additional Purchasers will purchase from the Seller, a certain number of shares of the Common Stock of the Company at a purchase price of $0.65 per share pursuant to Stock Purchase Agreements between each Additional Purchaser and the Seller dated as of the date hereof;

WHEREAS, the Purchaser and the Additional Purchasers will, in the aggregate, purchase from Seller a total of 9,230,800 shares of the Common Stock of the Company, for a total consideration of $6,000,020;

WHEREAS, simultaneously with the execution and delivery of this Agreement, the Company will purchase a total of 5,680,800 shares of its Common Stock from the Seller and Fleming US Discovery Offshore Fund III, L.P. (collectively, the “Funds”), at a purchase price of $0.65 per share, for a total consideration of $3,692,520 pursuant to that certain Stock Purchase Agreement between the Company and the Funds dated as of the date hereof; and

WHEREAS, the Funds, the Purchaser, the Additional Purchasers and the Company are all parties to that certain Letter Agreement (the “Letter Agreement”) with Morgan, Lewis & Bockius, LLP (“Morgan Lewis”) as escrow agent, providing for the manner in which the closing of the transactions contemplated by this Agreement, and the Stock Purchase Agreements between the Seller and the Additional Purchasers, and the Stock Purchase Agreement between the Funds and the Company will take place, and providing for the delivery by the Funds of the executed Stock Purchase Agreements and the Transfer Documentation (as defined in the Letter Agreement) and the delivery by the Purchaser, the Additional Purchasers and the Company of the Purchase Price (as defined in the Letter Agreement) and the executed Stock Purchase Agreements to Morgan Lewis to be held in escrow pursuant to the terms of the Letter Agreement.

NOW, THEREFORE, in consideration of the mutual covenants contained herein and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto agree as follows:

ARTICLE I

PURCHASE AND SALE OF STOCK

1.1 Purchase and Sale. Subject to the terms and conditions of this Agreement, at the Closing:

(a) The Seller shall sell to the Purchaser the Shares and the Purchaser shall purchase from the Seller the Shares at the Purchase Price;

(b) In accordance with the terms of the Letter Agreement, the Seller will deliver to Morgan Lewis (with copies to the Purchaser) its stock certificates representing the shares being sold pursuant to the Stock Purchase Agreement, accompanied by medallion guaranteed stock powers duly executed in blank, together with an executed letter of instruction from the Seller to Continental Stock Transfer & Trust Company (the “Transfer Agent”) instructing the Transfer Agent to issue to the Purchaser a new stock certificate representing the shares of the common stock of the Company purchased by the Purchaser pursuant to this Agreement (collectively, the “Transfer Documentation”).

(c) In accordance with the terms of the Letter Agreement, upon delivery to the Purchaser of a copy of the Transfer Documentation, Morgan Lewis shall release: (i) the Purchase Price to the Seller, and (ii) the Transfer Documentation to the Transfer Agent, without any further action by the Purchaser.

1.2 Closing. The closing of the transactions contemplated hereby (the “Closing”) shall take place simultaneously with the execution and delivery of this Agreement (the date on which the Closing occurs is referred to herein as the “Closing Date”). The Closing shall take place at the offices of Morgan, Lewis & Bockius LLP, 101 Park Avenue, New York, New York, and the Closing shall be effective as of the close of business on the Closing Date.

ARTICLE II

REPRESENTATIONS AND WARRANTIES OF THE PURCHASER

The Purchaser hereby represents and warrants to the Seller as follows:

2.1 Organization, Standing and Power. The Purchaser has full legal capacity and authority to execute and deliver this Agreement and to perform its obligations hereby and thereby and the execution and delivery of this Agreement constitutes a legal, valid and binding obligation of the Purchaser, enforceable against the Purchaser in accordance with its terms.

2.2 Consents and Approvals. No consent, approval, order or authorization of, or registration, declaration or filing with, any court, administrative agency or commission or other governmental authority or instrumentality, domestic or foreign, is required by or with respect to the Purchaser in connection with the execution and delivery of this Agreement by the Purchaser or the consummation by it of the transactions contemplated hereby.

2.3 Accredited Investor. The Purchaser is an “accredited investor” as defined in Rule 501 of Regulation D promulgated under the Securities Act of 1933, as amended (the

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“Securities Act”). The Purchaser agrees to furnish to Seller any additional information reasonably requested by it to assure compliance with applicable Federal and state securities laws in connection with the purchase and sale of the Shares.

2.4 No Reliance. The Purchaser is aware that an investment in the Company involves a high degree of risk. In making its decision to purchase the Shares being purchased by the Purchaser hereunder, the Purchaser acknowledges and represents that: (a) it has such business and financial experience as is required to give it the capacity to protect Purchaser’s own interests in connection with the purchase of the Shares; and (b) Purchaser will make his own investment decision regarding the Shares based on his own knowledge and investigation of the Company and the Shares.

2.5 Information Concerning the Company. The Purchaser has been given full access to all material information concerning the condition, properties, operations and prospects of the Company and its subsidiaries. The Purchaser and the Purchaser’s advisors (if any) have had an opportunity to ask questions of, and to receive information from, the Seller, the Company and persons acting on their behalf concerning the terms and conditions of the Purchaser’s purchase of the Shares, and to obtain any additional information necessary to verify the accuracy of the information and data received by the Purchaser. The Purchaser has made, either alone or together with the Purchaser’s advisors (if any), such independent investigation of the Company and its subsidiaries and related matters as the Purchaser deems to be, or the Purchaser’s advisors (if any) have advised to be, necessary or advisable in connection with the Purchaser’s purchase of the Shares, and the Purchaser and the Purchaser’s advisors (if any) have received all information and data which the Purchaser and the Purchaser’s advisors (if any) believe to be necessary in order to reach an informed decision as to the advisability of purchasing the Shares. The Purchaser acknowledges and agrees that, other than as expressly contained herein, no person makes any representation or warranty, expressed or implied, as to the accuracy or completeness of the information provided or to be provided to the Purchaser by any person and nothing contained in any documents provided to the Purchaser is, or shall be relied upon as, a promise or representation by any such person.

2.6 No Registration. The Purchaser understands that: (a) the Shares have not been registered under the Securities Act or under any state securities laws and that this transaction is being made by the Seller in reliance on an exemption under Section 4(1) of the Securities Act and exemptions under applicable state securities laws; (b) the Shares have not been approved or disapproved by the United States Securities and Exchange Commission or any other Federal or state regulatory agency, nor has any such agency passed on the merits of an investment in the Company; and (c) effective as of the Closing Date, that certain Registration Rights Agreement dated as of March 30, 1999 (the “Registration Rights Agreement”) and that certain Stockholders’ Agreement dated as of March 30, 1999 (the “Stockholders’ Agreement”) have been terminated and rendered null and void and, as such, Purchaser shall not acquire or succeed to any rights or privileges granted to Seller in either the Registration Rights Agreement of the Stockholders’ Agreement.

2.7 Restricted Securities. The Purchaser understands that, unless and until the Shares are registered, there are substantial restrictions on the transferability of the Shares and that the Purchaser must bear the economic risk of an investment in the Shares for an indefinite period of time, because the Shares have not been registered under the Securities Act or under the securities laws of certain states and, therefore, cannot be sold, transferred, assigned, hypothecated, pledged or otherwise disposed of unless they are registered under the Securities Act and under the applicable securities laws of such states, or an exemption from such registration is available.

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2.8 No Resale. The Purchaser is purchasing the Shares solely for his own account and for investment only, and not with a view to or for the resale, distribution, subdivision or fractionalization thereof, and the Purchaser has no present intent to enter into any contract, undertaking, agreement or arrangement for any such purpose.

2.9 Transfer Restrictions. The Purchaser understands that any certificate representing the Shares will bear substantially the following restrictive legend:

“THIS SECURITY HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR UNDER ANY STATE SECURITIES LAWS. THE SECURITIES MAY NOT BE OFFERED, SOLD OR TRANSFERRED EXCEPT PURSUANT TO (I) AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND IN COMPLIANCE WITH THE APPLICABLE STATE SECURITIES LAWS OR (II) AN APPLICABLE EXEMPTION FROM REGISTRATION THEREUNDER OR UNDER APPLICABLE STATE SECURITIES LAWS.”

2.10 No Solicitation. The Purchaser acknowledges that neither the Seller, the Company nor any other person offered to sell the Shares to the Purchaser by means of any form of general advertising, such as media advertising or seminars.

2.11 Disclosure. The Purchaser agrees and acknowledges that: (a) there are no representations or warranties by the Seller, or any other person relating to the transactions contemplated hereby other than those expressly set forth in this Agreement; and (b) the Purchaser has not relied and will not rely in respect of this Agreement or the transactions contemplated hereby upon any document or written or oral information previously furnished to or discovered by it, other than this Agreement. Neither the Seller, nor any other person will have or be subject to any liability to the Purchaser or any other person resulting from the distribution to the Purchaser, or the Purchaser’s use of, any information not contained in this Agreement.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE SELLER

The Seller represents and warrants to the Purchaser of the Shares hereunder as follows:

3.1 Organization, Standing and Power. The Seller is duly organized, validly existing and in good standing under the laws of the State of Delaware, and has all requisite power and authority to execute and deliver this Agreement and to perform its obligations hereunder and thereunder.

3.2 Authority. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby and thereby have been duly authorized by all necessary action on the part of the Seller. This Agreement has been duly executed and delivered by the Seller and constitute a legal, valid and binding obligation of the Seller, enforceable against the Seller in accordance with its terms except as such may be limited by applicable bankruptcy, insolvency and any other similar laws relating to creditors’ rights generally, and by general principles of equity.

3.3 Ownership of Shares. The Seller is the sole record and beneficial owner of the Shares and sole owner of all interests in the Shares. When paid for in accordance with the terms of this Agreement, the Shares will be transferred to the Purchaser free of any liens, claims,

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restrictions, security interests or encumbrances, except for restrictions on transfer provided for under the Securities Act.

3.4 No Conflict. The execution and delivery of this Agreement does not, and the consummation of the transactions contemplated hereby will not, conflict with or result in a breach or violation of, or a default under, (a) the Seller’s organizational documents or (b) any contract, agreement or instrument by which the Seller or any of the Seller’s properties is bound or any judgment, order, decree, statute, rule, regulation or other law to which the Seller or its properties or assets is subject.

3.5 Consents and Approvals. No consent, approval, order or authorization of, or registration, declaration or filing with, any court, administrative agency or commission or other governmental authority or instrumentality, domestic or foreign, is required by or with respect to the Seller in connection with the execution and delivery of this Agreement by the Seller or the consummation by it of the transactions contemplated hereby.

3.6 Termination of Prior Agreements. Effective as of the Closing, the Registration Rights Agreement and the Stockholders Agreement have been terminated and rendered null and void.

ARTICLE IV

CONDITION TO CLOSING

4.1 Condition to the Obligation of the Seller. The obligation of the Seller to consummate the transactions contemplated hereby is subject to the execution and delivery of that certain Stock Purchase Agreement dated as of the date hereof, between the Funds and the Company, and the consummation of the transactions contemplated thereby.

ARTICLE V

MISCELLANEOUS

5.1 Waiver, Amendment. No amendment of any provision of this Agreement shall be valid unless such amendment is in writing and signed by each party hereto. No waiver by any party hereto of any default, misrepresentation or breach of warranty or covenant hereunder, whether intentional or not, shall be deemed to extend to any prior or subsequent default, misrepresentation or breach of warranty or covenant hereunder or affect in any way any rights arising by virtue of any prior or subsequent such occurrence. No waiver shall be valid unless such waiver is in writing and signed by the party against whom such waiver is sought to be enforced.

5.2 Assignability. Except as otherwise provided under this Agreement, neither this Agreement nor any right, remedy, obligation or liability arising hereunder or by reason hereof shall be assignable by any party hereto without the prior written consent of the Seller (in the event of an assignment by a Purchaser).

5.3 Headings. The headings used in this Agreement are for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement.

5.4 Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of New York, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of New York or any other jurisdiction) that would cause the application of the Laws of any jurisdiction other than the State of New York.

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5.5 Consent to Jurisdiction and Service of Process. EACH PARTY HERETO CONSENTS TO THE EXCLUSIVE JURISDICTION OF ANY STATE OR FEDERAL COURT LOCATED WITHIN THE COUNTY OF NEW YORK IN THE STATE OF NEW YORK AND IRREVOCABLY AGREES THAT ALL ACTIONS OR PROCEEDINGS RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY MAY BE LITIGATED IN SUCH COURTS. EACH PARTY HERETO ACCEPTS FOR ITSELF AND IN CONNECTION WITH ITS RESPECTIVE PROPERTIES, GENERALLY AND UNCONDITIONALLY, THE JURISDICTION OF SUCH COURTS AND WAIVES ANY DEFENSE OF FORUM NON CONVENIENS, AND IRREVOCABLY AGREES TO BE BOUND BY ANY JUDGMENT RENDERED THEREBY IN CONNECTION WITH THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY. EACH PARTY HERETO IRREVOCABLY CONSENTS TO THE SERVICE OF PROCESS OUT OF ANY OF SUCH COURTS IN ANY SUCH ACTION OR PROCEEDING.

5.6 Waiver of Jury Trial. EACH PARTY HERETO IRREVOCABLY AND UNCONDITIONALLY WAIVES TRIAL BY JURY IN ANY LEGAL ACTION OR PROCEEDING RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY AND FOR ANY COUNTERCLAIM RELATING THERETO.

5.7 Counterparts. This Agreement may be executed in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement. Delivery of an executed counterpart of a signature page to this Agreement by facsimile shall be effective as delivery of a manually executed counterpart to this Agreement.

5.8 Binding Effect. The provisions of this Agreement shall be binding upon and accrue to the benefit of the parties hereto and their respective heirs, legal representatives, and permitted successors and assigns.

5.9 Entire Agreement; Third-Party Beneficiaries. This Agreement constitutes the entire agreement between the parties hereto with respect to the subject matter hereof and thereof. Except as otherwise expressly provided in this Agreement, no third-party beneficiaries are intended or shall be deemed to be created hereby.

5.10 Severability. If any provision of this Agreement is held to be illegal, invalid or unenforceable under any present or future law, and if the rights or obligations of any party hereto under this Agreement will not be materially and adversely affected thereby, (a) such provision will be fully severable, (b) this Agreement will be construed and enforced as if such provision had never comprised a part hereof, (c) the remaining provisions of this Agreement will remain in full force and effect and will not be affected by such provision or its severance herefrom and (d) in lieu of such provision, there will be added automatically as a part of this Agreement a legal, valid and enforceable provision as similar in terms to such provision as may be possible.

5.11 Specific Performance. Each of the parties to this Agreement agrees and acknowledges that any breach by any party of its obligations under this Agreement could not be adequately compensated for by damages. Accordingly, if either of the parties breaches its obligations under this Agreement, the other party shall be entitled, in addition to any other remedy that they may have, to obtain enforcement of this Agreement by decree of specific performance.

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5.12 Further Assurances. Each of the parties shall execute such documents and perform such further acts as may be reasonably required or desirable to carry out or to perform the provisions of this Agreement.

[Signature page follows.]

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IN WITNESS WHEREOF, the parties hereto have duly executed this Agreement as of the date first set forth above.

FLEMING US DISCOVERY FUND III, L.P.

By: Fleming US Discovery Partners, L.P., its general partner

By: Fleming US Discovery, LLC, its general partner
By:	/s/ Robert L. Burr
Name: Robert L. Burr Title: Manager

/s/ Stephen P. Mandracchia
Stephen P. Mandracchia

Execution Copy

STOCK PURCHASE AGREEMENT

This STOCK PURCHASE AGREEMENT is dated as of June 28, 2007 (this “Agreement”) by and between Fleming US Discovery Fund III, L.P. (the “Seller”) and Kevin J. Zugibe (the “Purchaser”).

WHEREAS, the Seller currently owns 16,493,481 shares of the common stock, $.01 par value (the “Common Stock”), of Hudson Technologies, Inc., a New York corporation (the “Company”);

WHEREAS, the Purchaser is a member of the Company’s management;

WHEREAS, the Purchaser desires to purchase from the Seller, and the Seller desires to sell to the Purchaser, 6,461,500 shares of the Common Stock of the Company (the “Shares”) at a purchase price of $0.65 per share, for a total consideration of $4,199,975 (the “Purchase Price”);

WHEREAS, simultaneously with the execution and delivery of this Agreement, the Seller will sell to additional members of the Company’s management (“Additional Purchasers”) and the Additional Purchasers will purchase from the Seller, a certain number of shares of the Common Stock of the Company at a purchase price of $0.65 per share pursuant to Stock Purchase Agreements between each Additional Purchaser and the Seller dated as of the date hereof;

WHEREAS, the Purchaser and the Additional Purchasers will, in the aggregate, purchase from Seller a total of 9,230,800 shares of the Common Stock of the Company, for a total consideration of $6,000,020;

WHEREAS, simultaneously with the execution and delivery of this Agreement, the Company will purchase a total of 5,680,800 shares of its Common Stock from the Seller and Fleming US Discovery Offshore Fund III, L.P. (collectively, the “Funds”), at a purchase price of $0.65 per share, for a total consideration of $3,692,520 pursuant to that certain Stock Purchase Agreement between the Company and the Funds dated as of the date hereof; and

WHEREAS, the Funds, the Purchaser, the Additional Purchasers and the Company are all parties to that certain Letter Agreement (the “Letter Agreement”) with Morgan, Lewis & Bockius, LLP (“Morgan Lewis”) as escrow agent, providing for the manner in which the closing of the transactions contemplated by this Agreement, and the Stock Purchase Agreements between the Seller and the Additional Purchasers, and the Stock Purchase Agreement between the Funds and the Company will take place, and providing for the delivery by the Funds of the executed Stock Purchase Agreements and the Transfer Documentation (as defined in the Letter Agreement) and the delivery by the Purchaser, the Additional Purchasers and the Company of the Purchase Price (as defined in the Letter Agreement) and the executed Stock Purchase Agreements to Morgan Lewis to be held in escrow pursuant to the terms of the Letter Agreement.

NOW, THEREFORE, in consideration of the mutual covenants contained herein and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto agree as follows:

ARTICLE I

PURCHASE AND SALE OF STOCK

1.1 Purchase and Sale. Subject to the terms and conditions of this Agreement, at the Closing:

(a) The Seller shall sell to the Purchaser the Shares and the Purchaser shall purchase from the Seller the Shares at the Purchase Price;

(b) In accordance with the terms of the Letter Agreement, the Seller will deliver to Morgan Lewis (with copies to the Purchaser) its stock certificates representing the shares being sold pursuant to the Stock Purchase Agreement, accompanied by medallion guaranteed stock powers duly executed in blank, together with an executed letter of instruction from the Seller to Continental Stock Transfer & Trust Company (the “Transfer Agent”) instructing the Transfer Agent to issue to the Purchaser a new stock certificate representing the shares of the common stock of the Company purchased by the Purchaser pursuant to this Agreement (collectively, the “Transfer Documentation”).

(c) In accordance with the terms of the Letter Agreement, upon delivery to the Purchaser of a copy of the Transfer Documentation, Morgan Lewis shall release: (i) the Purchase Price to the Seller, and (ii) the Transfer Documentation to the Transfer Agent, without any further action by the Purchaser.

1.2 Closing. The closing of the transactions contemplated hereby (the “Closing”) shall take place simultaneously with the execution and delivery of this Agreement (the date on which the Closing occurs is referred to herein as the “Closing Date”). The Closing shall take place at the offices of Morgan, Lewis & Bockius LLP, 101 Park Avenue, New York, New York, and the Closing shall be effective as of the close of business on the Closing Date.

ARTICLE II

REPRESENTATIONS AND WARRANTIES OF THE PURCHASER

The Purchaser hereby represents and warrants to the Seller as follows:

2.1 Organization, Standing and Power. The Purchaser has full legal capacity and authority to execute and deliver this Agreement and to perform its obligations hereby and thereby and the execution and delivery of this Agreement constitutes a legal, valid and binding obligation of the Purchaser, enforceable against the Purchaser in accordance with its terms.

2.2 Consents and Approvals. No consent, approval, order or authorization of, or registration, declaration or filing with, any court, administrative agency or commission or other governmental authority or instrumentality, domestic or foreign, is required by or with respect to the Purchaser in connection with the execution and delivery of this Agreement by the Purchaser or the consummation by it of the transactions contemplated hereby.

2.3 Accredited Investor. The Purchaser is an “accredited investor” as defined in Rule 501 of Regulation D promulgated under the Securities Act of 1933, as amended (the “Securities Act”). The Purchaser agrees to furnish to Seller any additional information reasonably requested by it to assure compliance with applicable Federal and state securities laws in connection with the purchase and sale of the Shares.

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2.4 No Reliance. The Purchaser is aware that an investment in the Company involves a high degree of risk. In making its decision to purchase the Shares being purchased by the Purchaser hereunder, the Purchaser acknowledges and represents that: (a) it has such business and financial experience as is required to give it the capacity to protect Purchaser’s own interests in connection with the purchase of the Shares; and (b) Purchaser will make his own investment decision regarding the Shares based on his own knowledge and investigation of the Company and the Shares.

2.5 Information Concerning the Company. The Purchaser has been given full access to all material information concerning the condition, properties, operations and prospects of the Company and its subsidiaries. The Purchaser and the Purchaser’s advisors (if any) have had an opportunity to ask questions of, and to receive information from, the Seller, the Company and persons acting on their behalf concerning the terms and conditions of the Purchaser’s purchase of the Shares, and to obtain any additional information necessary to verify the accuracy of the information and data received by the Purchaser. The Purchaser has made, either alone or together with the Purchaser’s advisors (if any), such independent investigation of the Company and its subsidiaries and related matters as the Purchaser deems to be, or the Purchaser’s advisors (if any) have advised to be, necessary or advisable in connection with the Purchaser’s purchase of the Shares, and the Purchaser and the Purchaser’s advisors (if any) have received all information and data which the Purchaser and the Purchaser’s advisors (if any) believe to be necessary in order to reach an informed decision as to the advisability of purchasing the Shares. The Purchaser acknowledges and agrees that, other than as expressly contained herein, no person makes any representation or warranty, expressed or implied, as to the accuracy or completeness of the information provided or to be provided to the Purchaser by any person and nothing contained in any documents provided to the Purchaser is, or shall be relied upon as, a promise or representation by any such person.

2.6 No Registration. The Purchaser understands that: (a) the Shares have not been registered under the Securities Act or under any state securities laws and that this transaction is being made by the Seller in reliance on an exemption under Section 4(1) of the Securities Act and exemptions under applicable state securities laws; (b) the Shares have not been approved or disapproved by the United States Securities and Exchange Commission or any other Federal or state regulatory agency, nor has any such agency passed on the merits of an investment in the Company; and (c) effective as of the Closing Date, that certain Registration Rights Agreement dated as of March 30, 1999 (the “Registration Rights Agreement”) and that certain Stockholders’ Agreement dated as of March 30, 1999 (the “Stockholders’ Agreement”) have been terminated and rendered null and void and, as such, Purchaser shall not acquire or succeed to any rights or privileges granted to Seller in either the Registration Rights Agreement of the Stockholders’ Agreement.

2.7 Restricted Securities. The Purchaser understands that, unless and until the Shares are registered, there are substantial restrictions on the transferability of the Shares and that the Purchaser must bear the economic risk of an investment in the Shares for an indefinite period of time, because the Shares have not been registered under the Securities Act or under the securities laws of certain states and, therefore, cannot be sold, transferred, assigned, hypothecated, pledged or otherwise disposed of unless they are registered under the Securities Act and under the applicable securities laws of such states, or an exemption from such registration is available.

2.8 No Resale. The Purchaser is purchasing the Shares solely for his own account and for investment only, and not with a view to or for the resale, distribution, subdivision or

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fractionalization thereof, and the Purchaser has no present intent to enter into any contract, undertaking, agreement or arrangement for any such purpose.

2.9 Transfer Restrictions. The Purchaser understands that any certificate representing the Shares will bear substantially the following restrictive legend:

“THIS SECURITY HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR UNDER ANY STATE SECURITIES LAWS. THE SECURITIES MAY NOT BE OFFERED, SOLD OR TRANSFERRED EXCEPT PURSUANT TO (I) AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND IN COMPLIANCE WITH THE APPLICABLE STATE SECURITIES LAWS OR (II) AN APPLICABLE EXEMPTION FROM REGISTRATION THEREUNDER OR UNDER APPLICABLE STATE SECURITIES LAWS.”

2.10 No Solicitation. The Purchaser acknowledges that neither the Seller, the Company nor any other person offered to sell the Shares to the Purchaser by means of any form of general advertising, such as media advertising or seminars.

2.11 Disclosure. The Purchaser agrees and acknowledges that: (a) there are no representations or warranties by the Seller, or any other person relating to the transactions contemplated hereby other than those expressly set forth in this Agreement; and (b) the Purchaser has not relied and will not rely in respect of this Agreement or the transactions contemplated hereby upon any document or written or oral information previously furnished to or discovered by it, other than this Agreement. Neither the Seller, nor any other person will have or be subject to any liability to the Purchaser or any other person resulting from the distribution to the Purchaser, or the Purchaser’s use of, any information not contained in this Agreement.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE SELLER

The Seller represents and warrants to the Purchaser of the Shares hereunder as follows:

3.1 Organization, Standing and Power. The Seller is duly organized, validly existing and in good standing under the laws of the State of Delaware, and has all requisite power and authority to execute and deliver this Agreement and to perform its obligations hereunder and thereunder.

3.2 Authority. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby and thereby have been duly authorized by all necessary action on the part of the Seller. This Agreement has been duly executed and delivered by the Seller and constitute a legal, valid and binding obligation of the Seller, enforceable against the Seller in accordance with its terms except as such may be limited by applicable bankruptcy, insolvency and any other similar laws relating to creditors’ rights generally, and by general principles of equity.

3.3 Ownership of Shares. The Seller is the sole record and beneficial owner of the Shares and sole owner of all interests in the Shares. When paid for in accordance with the terms of this Agreement, the Shares will be transferred to the Purchaser free of any liens, claims, restrictions, security interests or encumbrances, except for restrictions on transfer provided for under the Securities Act.

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3.4 No Conflict. The execution and delivery of this Agreement does not, and the consummation of the transactions contemplated hereby will not, conflict with or result in a breach or violation of, or a default under, (a) the Seller’s organizational documents or (b) any contract, agreement or instrument by which the Seller or any of the Seller’s properties is bound or any judgment, order, decree, statute, rule, regulation or other law to which the Seller or its properties or assets is subject.

3.5 Consents and Approvals. No consent, approval, order or authorization of, or registration, declaration or filing with, any court, administrative agency or commission or other governmental authority or instrumentality, domestic or foreign, is required by or with respect to the Seller in connection with the execution and delivery of this Agreement by the Seller or the consummation by it of the transactions contemplated hereby.

3.6 Termination of Prior Agreements. Effective as of the Closing, the Registration Rights Agreement and the Stockholders Agreement have been terminated and rendered null and void.

ARTICLE IV

CONDITION TO CLOSING

4.1 Condition to the Obligation of the Seller. The obligation of the Seller to consummate the transactions contemplated hereby is subject to the execution and delivery of that certain Stock Purchase Agreement dated as of the date hereof, between the Funds and the Company, and the consummation of the transactions contemplated thereby.

ARTICLE V

MISCELLANEOUS

5.1 Waiver, Amendment. No amendment of any provision of this Agreement shall be valid unless such amendment is in writing and signed by each party hereto. No waiver by any party hereto of any default, misrepresentation or breach of warranty or covenant hereunder, whether intentional or not, shall be deemed to extend to any prior or subsequent default, misrepresentation or breach of warranty or covenant hereunder or affect in any way any rights arising by virtue of any prior or subsequent such occurrence. No waiver shall be valid unless such waiver is in writing and signed by the party against whom such waiver is sought to be enforced.

5.2 Assignability. Except as otherwise provided under this Agreement, neither this Agreement nor any right, remedy, obligation or liability arising hereunder or by reason hereof shall be assignable by any party hereto without the prior written consent of the Seller (in the event of an assignment by a Purchaser).

5.3 Headings. The headings used in this Agreement are for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement.

5.4 Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of New York, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of New York or any other jurisdiction) that would cause the application of the Laws of any jurisdiction other than the State of New York.

5.5 Consent to Jurisdiction and Service of Process. EACH PARTY HERETO CONSENTS TO THE EXCLUSIVE JURISDICTION OF ANY STATE OR FEDERAL COURT

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LOCATED WITHIN THE COUNTY OF NEW YORK IN THE STATE OF NEW YORK AND IRREVOCABLY AGREES THAT ALL ACTIONS OR PROCEEDINGS RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY MAY BE LITIGATED IN SUCH COURTS. EACH PARTY HERETO ACCEPTS FOR ITSELF AND IN CONNECTION WITH ITS RESPECTIVE PROPERTIES, GENERALLY AND UNCONDITIONALLY, THE JURISDICTION OF SUCH COURTS AND WAIVES ANY DEFENSE OF FORUM NON CONVENIENS, AND IRREVOCABLY AGREES TO BE BOUND BY ANY JUDGMENT RENDERED THEREBY IN CONNECTION WITH THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY. EACH PARTY HERETO IRREVOCABLY CONSENTS TO THE SERVICE OF PROCESS OUT OF ANY OF SUCH COURTS IN ANY SUCH ACTION OR PROCEEDING.

5.6 Waiver of Jury Trial. EACH PARTY HERETO IRREVOCABLY AND UNCONDITIONALLY WAIVES TRIAL BY JURY IN ANY LEGAL ACTION OR PROCEEDING RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY AND FOR ANY COUNTERCLAIM RELATING THERETO.

5.7 Counterparts. This Agreement may be executed in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement. Delivery of an executed counterpart of a signature page to this Agreement by facsimile shall be effective as delivery of a manually executed counterpart to this Agreement.

5.8 Binding Effect. The provisions of this Agreement shall be binding upon and accrue to the benefit of the parties hereto and their respective heirs, legal representatives, and permitted successors and assigns.

5.9 Entire Agreement; Third-Party Beneficiaries. This Agreement constitutes the entire agreement between the parties hereto with respect to the subject matter hereof and thereof. Except as otherwise expressly provided in this Agreement, no third-party beneficiaries are intended or shall be deemed to be created hereby.

5.10 Severability. If any provision of this Agreement is held to be illegal, invalid or unenforceable under any present or future law, and if the rights or obligations of any party hereto under this Agreement will not be materially and adversely affected thereby, (a) such provision will be fully severable, (b) this Agreement will be construed and enforced as if such provision had never comprised a part hereof, (c) the remaining provisions of this Agreement will remain in full force and effect and will not be affected by such provision or its severance herefrom and (d) in lieu of such provision, there will be added automatically as a part of this Agreement a legal, valid and enforceable provision as similar in terms to such provision as may be possible.

5.11 Specific Performance. Each of the parties to this Agreement agrees and acknowledges that any breach by any party of its obligations under this Agreement could not be adequately compensated for by damages. Accordingly, if either of the parties breaches its obligations under this Agreement, the other party shall be entitled, in addition to any other remedy that they may have, to obtain enforcement of this Agreement by decree of specific performance.

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5.12 Further Assurances. Each of the parties shall execute such documents and perform such further acts as may be reasonably required or desirable to carry out or to perform the provisions of this Agreement.

[Signature page follows.]

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IN WITNESS WHEREOF, the parties hereto have duly executed this Agreement as of the date first set forth above.

FLEMING US DISCOVERY FUND III, L.P.

By: Fleming US Discovery Partners, L.P., its general partner

By: Fleming US Discovery, LLC, its general partner

By:	/s/ Robert L. Burr
Name: Robert L. Burr
Title: Manager

/s/ Kevin J. Zugibe
Kevin J. Zugibe

Execution Copy

STOCK PURCHASE AGREEMENT

This STOCK PURCHASE AGREEMENT is dated as of June 28, 2007 (this “Agreement”) by and between Fleming US Discovery Fund III, L.P. (the “Seller”) and James R. Buscemi (the “Purchaser”).

WHEREAS, the Seller currently owns 16,493,481 shares of the common stock, $.01 par value (the “Common Stock”), of Hudson Technologies, Inc., a New York corporation (the “Company”);

WHEREAS, the Purchaser is a member of the Company’s management;

WHEREAS, the Purchaser desires to purchase from the Seller, and the Seller desires to sell to the Purchaser, 292,300 shares of the Common Stock of the Company (the “Shares”) at a purchase price of $0.65 per share, for a total consideration of $189,995 (the “Purchase Price”);

WHEREAS, simultaneously with the execution and delivery of this Agreement, the Seller will sell to additional members of the Company’s management (“Additional Purchasers”) and the Additional Purchasers will purchase from the Seller, a certain number of shares of the Common Stock of the Company at a purchase price of $0.65 per share pursuant to Stock Purchase Agreements between each Additional Purchaser and the Seller dated as of the date hereof;

WHEREAS, the Purchaser and the Additional Purchasers will, in the aggregate, purchase from Seller a total of 9,230,800 shares of the Common Stock of the Company, for a total consideration of $6,000,020;

WHEREAS, simultaneously with the execution and delivery of this Agreement, the Company will purchase a total of 5,680,800 shares of its Common Stock from the Seller and Fleming US Discovery Offshore Fund III, L.P. (collectively, the “Funds”), at a purchase price of $0.65 per share, for a total consideration of $3,692,520 pursuant to that certain Stock Purchase Agreement between the Company and the Funds dated as of the date hereof; and

WHEREAS, the Funds, the Purchaser, the Additional Purchasers and the Company are all parties to that certain Letter Agreement (the “Letter Agreement”) with Morgan, Lewis & Bockius, LLP (“Morgan Lewis”) as escrow agent, providing for the manner in which the closing of the transactions contemplated by this Agreement, and the Stock Purchase Agreements between the Seller and the Additional Purchasers, and the Stock Purchase Agreement between the Funds and the Company will take place, and providing for the delivery by the Funds of the executed Stock Purchase Agreements and the Transfer Documentation (as defined in the Letter Agreement) and the delivery by the Purchaser, the Additional Purchasers and the Company of the Purchase Price (as defined in the Letter Agreement) and the executed Stock Purchase Agreements to Morgan Lewis to be held in escrow pursuant to the terms of the Letter Agreement.

NOW, THEREFORE, in consideration of the mutual covenants contained herein and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto agree as follows:

ARTICLE I

PURCHASE AND SALE OF STOCK

1.1 Purchase and Sale. Subject to the terms and conditions of this Agreement, at the Closing:

(a) The Seller shall sell to the Purchaser the Shares and the Purchaser shall purchase from the Seller the Shares at the Purchase Price;

(b) In accordance with the terms of the Letter Agreement, the Seller will deliver to Morgan Lewis (with copies to the Purchaser) its stock certificates representing the shares being sold pursuant to the Stock Purchase Agreement, accompanied by medallion guaranteed stock powers duly executed in blank, together with an executed letter of instruction from the Seller to Continental Stock Transfer & Trust Company (the “Transfer Agent”) instructing the Transfer Agent to issue to the Purchaser a new stock certificate representing the shares of the common stock of the Company purchased by the Purchaser pursuant to this Agreement (collectively, the “Transfer Documentation”).

(c) In accordance with the terms of the Letter Agreement, upon delivery to the Purchaser of a copy of the Transfer Documentation, Morgan Lewis shall release: (i) the Purchase Price to the Seller, and (ii) the Transfer Documentation to the Transfer Agent, without any further action by the Purchaser.

1.2 Closing. The closing of the transactions contemplated hereby (the “Closing”) shall take place simultaneously with the execution and delivery of this Agreement (the date on which the Closing occurs is referred to herein as the “Closing Date”). The Closing shall take place at the offices of Morgan, Lewis & Bockius LLP, 101 Park Avenue, New York, New York, and the Closing shall be effective as of the close of business on the Closing Date.

ARTICLE II

REPRESENTATIONS AND WARRANTIES OF THE PURCHASER

The Purchaser hereby represents and warrants to the Seller as follows:

2.1 Organization, Standing and Power. The Purchaser has full legal capacity and authority to execute and deliver this Agreement and to perform its obligations hereby and thereby and the execution and delivery of this Agreement constitutes a legal, valid and binding obligation of the Purchaser, enforceable against the Purchaser in accordance with its terms.

2.2 Consents and Approvals. No consent, approval, order or authorization of, or registration, declaration or filing with, any court, administrative agency or commission or other governmental authority or instrumentality, domestic or foreign, is required by or with respect to the Purchaser in connection with the execution and delivery of this Agreement by the Purchaser or the consummation by it of the transactions contemplated hereby.

2.3 Accredited Investor. The Purchaser is an “accredited investor” as defined in Rule 501 of Regulation D promulgated under the Securities Act of 1933, as amended (the “Securities Act”). The Purchaser agrees to furnish to Seller any additional information reasonably requested by it to assure compliance with applicable Federal and state securities laws in connection with the purchase and sale of the Shares.

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2.4 No Reliance. The Purchaser is aware that an investment in the Company involves a high degree of risk. In making its decision to purchase the Shares being purchased by the Purchaser hereunder, the Purchaser acknowledges and represents that: (a) it has such business and financial experience as is required to give it the capacity to protect Purchaser’s own interests in connection with the purchase of the Shares; and (b) Purchaser will make his own investment decision regarding the Shares based on his own knowledge and investigation of the Company and the Shares.

2.5 Information Concerning the Company. The Purchaser has been given full access to all material information concerning the condition, properties, operations and prospects of the Company and its subsidiaries. The Purchaser and the Purchaser’s advisors (if any) have had an opportunity to ask questions of, and to receive information from, the Seller, the Company and persons acting on their behalf concerning the terms and conditions of the Purchaser’s purchase of the Shares, and to obtain any additional information necessary to verify the accuracy of the information and data received by the Purchaser. The Purchaser has made, either alone or together with the Purchaser’s advisors (if any), such independent investigation of the Company and its subsidiaries and related matters as the Purchaser deems to be, or the Purchaser’s advisors (if any) have advised to be, necessary or advisable in connection with the Purchaser’s purchase of the Shares, and the Purchaser and the Purchaser’s advisors (if any) have received all information and data which the Purchaser and the Purchaser’s advisors (if any) believe to be necessary in order to reach an informed decision as to the advisability of purchasing the Shares. The Purchaser acknowledges and agrees that, other than as expressly contained herein, no person makes any representation or warranty, expressed or implied, as to the accuracy or completeness of the information provided or to be provided to the Purchaser by any person and nothing contained in any documents provided to the Purchaser is, or shall be relied upon as, a promise or representation by any such person.

2.6 No Registration. The Purchaser understands that: (a) the Shares have not been registered under the Securities Act or under any state securities laws and that this transaction is being made by the Seller in reliance on an exemption under Section 4(1) of the Securities Act and exemptions under applicable state securities laws; (b) the Shares have not been approved or disapproved by the United States Securities and Exchange Commission or any other Federal or state regulatory agency, nor has any such agency passed on the merits of an investment in the Company; and (c) effective as of the Closing Date, that certain Registration Rights Agreement dated as of March 30, 1999 (the “Registration Rights Agreement”) and that certain Stockholders’ Agreement dated as of March 30, 1999 (the “Stockholders’ Agreement”) have been terminated and rendered null and void and, as such, Purchaser shall not acquire or succeed to any rights or privileges granted to Seller in either the Registration Rights Agreement of the Stockholders’ Agreement.

2.7 Restricted Securities. The Purchaser understands that, unless and until the Shares are registered, there are substantial restrictions on the transferability of the Shares and that the Purchaser must bear the economic risk of an investment in the Shares for an indefinite period of time, because the Shares have not been registered under the Securities Act or under the securities laws of certain states and, therefore, cannot be sold, transferred, assigned, hypothecated, pledged or otherwise disposed of unless they are registered under the Securities Act and under the applicable securities laws of such states, or an exemption from such registration is available.

2.8 No Resale. The Purchaser is purchasing the Shares solely for his own account and for investment only, and not with a view to or for the resale, distribution, subdivision or

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fractionalization thereof, and the Purchaser has no present intent to enter into any contract, undertaking, agreement or arrangement for any such purpose.

2.9 Transfer Restrictions. The Purchaser understands that any certificate representing the Shares will bear substantially the following restrictive legend:

“THIS SECURITY HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR UNDER ANY STATE SECURITIES LAWS. THE SECURITIES MAY NOT BE OFFERED, SOLD OR TRANSFERRED EXCEPT PURSUANT TO (I) AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND IN COMPLIANCE WITH THE APPLICABLE STATE SECURITIES LAWS OR (II) AN APPLICABLE EXEMPTION FROM REGISTRATION THEREUNDER OR UNDER APPLICABLE STATE SECURITIES LAWS.”

2.10 No Solicitation. The Purchaser acknowledges that neither the Seller, the Company nor any other person offered to sell the Shares to the Purchaser by means of any form of general advertising, such as media advertising or seminars.

2.11 Disclosure. The Purchaser agrees and acknowledges that: (a) there are no representations or warranties by the Seller, or any other person relating to the transactions contemplated hereby other than those expressly set forth in this Agreement; and (b) the Purchaser has not relied and will not rely in respect of this Agreement or the transactions contemplated hereby upon any document or written or oral information previously furnished to or discovered by it, other than this Agreement. Neither the Seller, nor any other person will have or be subject to any liability to the Purchaser or any other person resulting from the distribution to the Purchaser, or the Purchaser’s use of, any information not contained in this Agreement.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE SELLER

The Seller represents and warrants to the Purchaser of the Shares hereunder as follows:

3.1 Organization, Standing and Power. The Seller is duly organized, validly existing and in good standing under the laws of the State of Delaware, and has all requisite power and authority to execute and deliver this Agreement and to perform its obligations hereunder and thereunder.

3.2 Authority. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby and thereby have been duly authorized by all necessary action on the part of the Seller. This Agreement has been duly executed and delivered by the Seller and constitute a legal, valid and binding obligation of the Seller, enforceable against the Seller in accordance with its terms except as such may be limited by applicable bankruptcy, insolvency and any other similar laws relating to creditors’ rights generally, and by general principles of equity.

3.3 Ownership of Shares. The Seller is the sole record and beneficial owner of the Shares and sole owner of all interests in the Shares. When paid for in accordance with the terms of this Agreement, the Shares will be transferred to the Purchaser free of any liens, claims, restrictions, security interests or encumbrances, except for restrictions on transfer provided for under the Securities Act.

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3.4 No Conflict. The execution and delivery of this Agreement does not, and the consummation of the transactions contemplated hereby will not, conflict with or result in a breach or violation of, or a default under, (a) the Seller’s organizational documents or (b) any contract, agreement or instrument by which the Seller or any of the Seller’s properties is bound or any judgment, order, decree, statute, rule, regulation or other law to which the Seller or its properties or assets is subject.

3.5 Consents and Approvals. No consent, approval, order or authorization of, or registration, declaration or filing with, any court, administrative agency or commission or other governmental authority or instrumentality, domestic or foreign, is required by or with respect to the Seller in connection with the execution and delivery of this Agreement by the Seller or the consummation by it of the transactions contemplated hereby.

3.6 Termination of Prior Agreements. Effective as of the Closing, the Registration Rights Agreement and the Stockholders Agreement have been terminated and rendered null and void.

ARTICLE IV

CONDITION TO CLOSING

4.1 Condition to the Obligation of the Seller. The obligation of the Seller to consummate the transactions contemplated hereby is subject to the execution and delivery of that certain Stock Purchase Agreement dated as of the date hereof, between the Funds and the Company, and the consummation of the transactions contemplated thereby.

ARTICLE V

MISCELLANEOUS

5.1 Waiver, Amendment. No amendment of any provision of this Agreement shall be valid unless such amendment is in writing and signed by each party hereto. No waiver by any party hereto of any default, misrepresentation or breach of warranty or covenant hereunder, whether intentional or not, shall be deemed to extend to any prior or subsequent default, misrepresentation or breach of warranty or covenant hereunder or affect in any way any rights arising by virtue of any prior or subsequent such occurrence. No waiver shall be valid unless such waiver is in writing and signed by the party against whom such waiver is sought to be enforced.

5.2 Assignability. Except as otherwise provided under this Agreement, neither this Agreement nor any right, remedy, obligation or liability arising hereunder or by reason hereof shall be assignable by any party hereto without the prior written consent of the Seller (in the event of an assignment by a Purchaser).

5.3 Headings. The headings used in this Agreement are for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement.

5.4 Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of New York, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of New York or any other jurisdiction) that would cause the application of the Laws of any jurisdiction other than the State of New York.

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5.5 Consent to Jurisdiction and Service of Process. EACH PARTY HERETO CONSENTS TO THE EXCLUSIVE JURISDICTION OF ANY STATE OR FEDERAL COURT LOCATED WITHIN THE COUNTY OF NEW YORK IN THE STATE OF NEW YORK AND IRREVOCABLY AGREES THAT ALL ACTIONS OR PROCEEDINGS RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY MAY BE LITIGATED IN SUCH COURTS. EACH PARTY HERETO ACCEPTS FOR ITSELF AND IN CONNECTION WITH ITS RESPECTIVE PROPERTIES, GENERALLY AND UNCONDITIONALLY, THE JURISDICTION OF SUCH COURTS AND WAIVES ANY DEFENSE OF FORUM NON CONVENIENS, AND IRREVOCABLY AGREES TO BE BOUND BY ANY JUDGMENT RENDERED THEREBY IN CONNECTION WITH THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY. EACH PARTY HERETO IRREVOCABLY CONSENTS TO THE SERVICE OF PROCESS OUT OF ANY OF SUCH COURTS IN ANY SUCH ACTION OR PROCEEDING.

5.6 Waiver of Jury Trial. EACH PARTY HERETO IRREVOCABLY AND UNCONDITIONALLY WAIVES TRIAL BY JURY IN ANY LEGAL ACTION OR PROCEEDING RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY AND FOR ANY COUNTERCLAIM RELATING THERETO.

5.7 Counterparts. This Agreement may be executed in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement. Delivery of an executed counterpart of a signature page to this Agreement by facsimile shall be effective as delivery of a manually executed counterpart to this Agreement.

5.8 Binding Effect. The provisions of this Agreement shall be binding upon and accrue to the benefit of the parties hereto and their respective heirs, legal representatives, and permitted successors and assigns.

5.9 Entire Agreement; Third-Party Beneficiaries. This Agreement constitutes the entire agreement between the parties hereto with respect to the subject matter hereof and thereof. Except as otherwise expressly provided in this Agreement, no third-party beneficiaries are intended or shall be deemed to be created hereby.

5.10 Severability. If any provision of this Agreement is held to be illegal, invalid or unenforceable under any present or future law, and if the rights or obligations of any party hereto under this Agreement will not be materially and adversely affected thereby, (a) such provision will be fully severable, (b) this Agreement will be construed and enforced as if such provision had never comprised a part hereof, (c) the remaining provisions of this Agreement will remain in full force and effect and will not be affected by such provision or its severance herefrom and (d) in lieu of such provision, there will be added automatically as a part of this Agreement a legal, valid and enforceable provision as similar in terms to such provision as may be possible.

5.11 Specific Performance. Each of the parties to this Agreement agrees and acknowledges that any breach by any party of its obligations under this Agreement could not be adequately compensated for by damages. Accordingly, if either of the parties breaches its obligations under this Agreement, the other party shall be entitled, in addition to any other remedy that they may have, to obtain enforcement of this Agreement by decree of specific performance.

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5.12 Further Assurances. Each of the parties shall execute such documents and perform such further acts as may be reasonably required or desirable to carry out or to perform the provisions of this Agreement.

[Signature page follows.]

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IN WITNESS WHEREOF, the parties hereto have duly executed this Agreement as of the date first set forth above.

FLEMING US DISCOVERY FUND III, L.P.

By: Fleming US Discovery Partners, L.P., its general partner

By: Fleming US Discovery, LLC, its general partner

By:	/s/ Robert L. Burr
Name: Robert L. Burr
Title: Manager

/s/ James R. Buscemi
James R. Buscemi

Execution Copy

STOCK PURCHASE AGREEMENT

This STOCK PURCHASE AGREEMENT is dated as of June 28, 2007 (this “Agreement”) by and between Fleming US Discovery Fund III, L.P. (the “Seller”) and Brian F. Coleman (the “Purchaser”).

WHEREAS, the Seller currently owns 16,493,481 shares of the common stock, $.01 par value (the “Common Stock”), of Hudson Technologies, Inc., a New York corporation (the “Company”);

WHEREAS, the Purchaser is a member of the Company’s management;

WHEREAS, the Purchaser desires to purchase from the Seller, and the Seller desires to sell to the Purchaser, 323,100 shares of the Common Stock of the Company (the “Shares”) at a purchase price of $0.65 per share, for a total consideration of $210,015 (the “Purchase Price”);

WHEREAS, simultaneously with the execution and delivery of this Agreement, the Seller will sell to additional members of the Company’s management (“Additional Purchasers”) and the Additional Purchasers will purchase from the Seller, a certain number of shares of the Common Stock of the Company at a purchase price of $0.65 per share pursuant to Stock Purchase Agreements between each Additional Purchaser and the Seller dated as of the date hereof;

WHEREAS, the Purchaser and the Additional Purchasers will, in the aggregate, purchase from Seller a total of 9,230,800 shares of the Common Stock of the Company, for a total consideration of $6,000,020;

WHEREAS, simultaneously with the execution and delivery of this Agreement, the Company will purchase a total of 5,680,800 shares of its Common Stock from the Seller and Fleming US Discovery Offshore Fund III, L.P. (collectively, the “Funds”), at a purchase price of $0.65 per share, for a total consideration of $3,692,520 pursuant to that certain Stock Purchase Agreement between the Company and the Funds dated as of the date hereof; and

WHEREAS, the Funds, the Purchaser, the Additional Purchasers and the Company are all parties to that certain Letter Agreement (the “Letter Agreement”) with Morgan, Lewis & Bockius, LLP (“Morgan Lewis”) as escrow agent, providing for the manner in which the closing of the transactions contemplated by this Agreement, and the Stock Purchase Agreements between the Seller and the Additional Purchasers, and the Stock Purchase Agreement between the Funds and the Company will take place, and providing for the delivery by the Funds of the executed Stock Purchase Agreements and the Transfer Documentation (as defined in the Letter Agreement) and the delivery by the Purchaser, the Additional Purchasers and the Company of the Purchase Price (as defined in the Letter Agreement) and the executed Stock Purchase Agreements to Morgan Lewis to be held in escrow pursuant to the terms of the Letter Agreement.

NOW, THEREFORE, in consideration of the mutual covenants contained herein and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto agree as follows:

ARTICLE I

PURCHASE AND SALE OF STOCK

1.1 Purchase and Sale. Subject to the terms and conditions of this Agreement, at the Closing:

(a) The Seller shall sell to the Purchaser the Shares and the Purchaser shall purchase from the Seller the Shares at the Purchase Price;

(b) In accordance with the terms of the Letter Agreement, the Seller will deliver to Morgan Lewis (with copies to the Purchaser) its stock certificates representing the shares being sold pursuant to the Stock Purchase Agreement, accompanied by medallion guaranteed stock powers duly executed in blank, together with an executed letter of instruction from the Seller to Continental Stock Transfer & Trust Company (the “Transfer Agent”) instructing the Transfer Agent to issue to the Purchaser a new stock certificate representing the shares of the common stock of the Company purchased by the Purchaser pursuant to this Agreement (collectively, the “Transfer Documentation”).

(c) In accordance with the terms of the Letter Agreement, upon delivery to the Purchaser of a copy of the Transfer Documentation, Morgan Lewis shall release: (i) the Purchase Price to the Seller, and (ii) the Transfer Documentation to the Transfer Agent, without any further action by the Purchaser.

1.2 Closing. The closing of the transactions contemplated hereby (the “Closing”) shall take place simultaneously with the execution and delivery of this Agreement (the date on which the Closing occurs is referred to herein as the “Closing Date”). The Closing shall take place at the offices of Morgan, Lewis & Bockius LLP, 101 Park Avenue, New York, New York, and the Closing shall be effective as of the close of business on the Closing Date.

ARTICLE II

REPRESENTATIONS AND WARRANTIES OF THE PURCHASER

The Purchaser hereby represents and warrants to the Seller as follows:

2.1 Organization, Standing and Power. The Purchaser has full legal capacity and authority to execute and deliver this Agreement and to perform its obligations hereby and thereby and the execution and delivery of this Agreement constitutes a legal, valid and binding obligation of the Purchaser, enforceable against the Purchaser in accordance with its terms.

2.2 Consents and Approvals. No consent, approval, order or authorization of, or registration, declaration or filing with, any court, administrative agency or commission or other governmental authority or instrumentality, domestic or foreign, is required by or with respect to the Purchaser in connection with the execution and delivery of this Agreement by the Purchaser or the consummation by it of the transactions contemplated hereby.

2.3 Accredited Investor. The Purchaser is an “accredited investor” as defined in Rule 501 of Regulation D promulgated under the Securities Act of 1933, as amended (the “Securities Act”). The Purchaser agrees to furnish to Seller any additional information reasonably requested by it to assure compliance with applicable Federal and state securities laws in connection with the purchase and sale of the Shares.

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2.4 No Reliance. The Purchaser is aware that an investment in the Company involves a high degree of risk. In making its decision to purchase the Shares being purchased by the Purchaser hereunder, the Purchaser acknowledges and represents that: (a) it has such business and financial experience as is required to give it the capacity to protect Purchaser’s own interests in connection with the purchase of the Shares; and (b) Purchaser will make his own investment decision regarding the Shares based on his own knowledge and investigation of the Company and the Shares.

2.5 Information Concerning the Company. The Purchaser has been given full access to all material information concerning the condition, properties, operations and prospects of the Company and its subsidiaries. The Purchaser and the Purchaser’s advisors (if any) have had an opportunity to ask questions of, and to receive information from, the Seller, the Company and persons acting on their behalf concerning the terms and conditions of the Purchaser’s purchase of the Shares, and to obtain any additional information necessary to verify the accuracy of the information and data received by the Purchaser. The Purchaser has made, either alone or together with the Purchaser’s advisors (if any), such independent investigation of the Company and its subsidiaries and related matters as the Purchaser deems to be, or the Purchaser’s advisors (if any) have advised to be, necessary or advisable in connection with the Purchaser’s purchase of the Shares, and the Purchaser and the Purchaser’s advisors (if any) have received all information and data which the Purchaser and the Purchaser’s advisors (if any) believe to be necessary in order to reach an informed decision as to the advisability of purchasing the Shares. The Purchaser acknowledges and agrees that, other than as expressly contained herein, no person makes any representation or warranty, expressed or implied, as to the accuracy or completeness of the information provided or to be provided to the Purchaser by any person and nothing contained in any documents provided to the Purchaser is, or shall be relied upon as, a promise or representation by any such person.

2.6 No Registration. The Purchaser understands that: (a) the Shares have not been registered under the Securities Act or under any state securities laws and that this transaction is being made by the Seller in reliance on an exemption under Section 4(1) of the Securities Act and exemptions under applicable state securities laws; (b) the Shares have not been approved or disapproved by the United States Securities and Exchange Commission or any other Federal or state regulatory agency, nor has any such agency passed on the merits of an investment in the Company; and (c) effective as of the Closing Date, that certain Registration Rights Agreement dated as of March 30, 1999 (the “Registration Rights Agreement”) and that certain Stockholders’ Agreement dated as of March 30, 1999 (the “Stockholders’ Agreement”) have been terminated and rendered null and void and, as such, Purchaser shall not acquire or succeed to any rights or privileges granted to Seller in either the Registration Rights Agreement of the Stockholders’ Agreement.

2.7 Restricted Securities. The Purchaser understands that, unless and until the Shares are registered, there are substantial restrictions on the transferability of the Shares and that the Purchaser must bear the economic risk of an investment in the Shares for an indefinite period of time, because the Shares have not been registered under the Securities Act or under the securities laws of certain states and, therefore, cannot be sold, transferred, assigned, hypothecated, pledged or otherwise disposed of unless they are registered under the Securities Act and under the applicable securities laws of such states, or an exemption from such registration is available.

2.8 No Resale. The Purchaser is purchasing the Shares solely for his own account and for investment only, and not with a view to or for the resale, distribution, subdivision or

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fractionalization thereof, and the Purchaser has no present intent to enter into any contract, undertaking, agreement or arrangement for any such purpose.

2.9 Transfer Restrictions. The Purchaser understands that any certificate representing the Shares will bear substantially the following restrictive legend:

“THIS SECURITY HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR UNDER ANY STATE SECURITIES LAWS. THE SECURITIES MAY NOT BE OFFERED, SOLD OR TRANSFERRED EXCEPT PURSUANT TO (I) AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND IN COMPLIANCE WITH THE APPLICABLE STATE SECURITIES LAWS OR (II) AN APPLICABLE EXEMPTION FROM REGISTRATION THEREUNDER OR UNDER APPLICABLE STATE SECURITIES LAWS.”

2.10 No Solicitation. The Purchaser acknowledges that neither the Seller, the Company nor any other person offered to sell the Shares to the Purchaser by means of any form of general advertising, such as media advertising or seminars.

2.11 Disclosure. The Purchaser agrees and acknowledges that: (a) there are no representations or warranties by the Seller, or any other person relating to the transactions contemplated hereby other than those expressly set forth in this Agreement; and (b) the Purchaser has not relied and will not rely in respect of this Agreement or the transactions contemplated hereby upon any document or written or oral information previously furnished to or discovered by it, other than this Agreement. Neither the Seller, nor any other person will have or be subject to any liability to the Purchaser or any other person resulting from the distribution to the Purchaser, or the Purchaser’s use of, any information not contained in this Agreement.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE SELLER

The Seller represents and warrants to the Purchaser of the Shares hereunder as follows:

3.1 Organization, Standing and Power. The Seller is duly organized, validly existing and in good standing under the laws of the State of Delaware, and has all requisite power and authority to execute and deliver this Agreement and to perform its obligations hereunder and thereunder.

3.2 Authority. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby and thereby have been duly authorized by all necessary action on the part of the Seller. This Agreement has been duly executed and delivered by the Seller and constitute a legal, valid and binding obligation of the Seller, enforceable against the Seller in accordance with its terms except as such may be limited by applicable bankruptcy, insolvency and any other similar laws relating to creditors’ rights generally, and by general principles of equity.

3.3 Ownership of Shares. The Seller is the sole record and beneficial owner of the Shares and sole owner of all interests in the Shares. When paid for in accordance with the terms of this Agreement, the Shares will be transferred to the Purchaser free of any liens, claims, restrictions, security interests or encumbrances, except for restrictions on transfer provided for under the Securities Act.

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3.4 No Conflict. The execution and delivery of this Agreement does not, and the consummation of the transactions contemplated hereby will not, conflict with or result in a breach or violation of, or a default under, (a) the Seller’s organizational documents or (b) any contract, agreement or instrument by which the Seller or any of the Seller’s properties is bound or any judgment, order, decree, statute, rule, regulation or other law to which the Seller or its properties or assets is subject.

3.5 Consents and Approvals. No consent, approval, order or authorization of, or registration, declaration or filing with, any court, administrative agency or commission or other governmental authority or instrumentality, domestic or foreign, is required by or with respect to the Seller in connection with the execution and delivery of this Agreement by the Seller or the consummation by it of the transactions contemplated hereby.

3.6 Termination of Prior Agreements. Effective as of the Closing, the Registration Rights Agreement and the Stockholders Agreement have been terminated and rendered null and void.

ARTICLE IV

CONDITION TO CLOSING

4.1 Condition to the Obligation of the Seller. The obligation of the Seller to consummate the transactions contemplated hereby is subject to the execution and delivery of that certain Stock Purchase Agreement dated as of the date hereof, between the Funds and the Company, and the consummation of the transactions contemplated thereby.

ARTICLE V

MISCELLANEOUS

5.1 Waiver, Amendment. No amendment of any provision of this Agreement shall be valid unless such amendment is in writing and signed by each party hereto. No waiver by any party hereto of any default, misrepresentation or breach of warranty or covenant hereunder, whether intentional or not, shall be deemed to extend to any prior or subsequent default, misrepresentation or breach of warranty or covenant hereunder or affect in any way any rights arising by virtue of any prior or subsequent such occurrence. No waiver shall be valid unless such waiver is in writing and signed by the party against whom such waiver is sought to be enforced.

5.2 Assignability. Except as otherwise provided under this Agreement, neither this Agreement nor any right, remedy, obligation or liability arising hereunder or by reason hereof shall be assignable by any party hereto without the prior written consent of the Seller (in the event of an assignment by a Purchaser).

5.3 Headings. The headings used in this Agreement are for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement.

5.4 Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of New York, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of New York or any other jurisdiction) that would cause the application of the Laws of any jurisdiction other than the State of New York.

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5.5 Consent to Jurisdiction and Service of Process. EACH PARTY HERETO CONSENTS TO THE EXCLUSIVE JURISDICTION OF ANY STATE OR FEDERAL COURT LOCATED WITHIN THE COUNTY OF NEW YORK IN THE STATE OF NEW YORK AND IRREVOCABLY AGREES THAT ALL ACTIONS OR PROCEEDINGS RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY MAY BE LITIGATED IN SUCH COURTS. EACH PARTY HERETO ACCEPTS FOR ITSELF AND IN CONNECTION WITH ITS RESPECTIVE PROPERTIES, GENERALLY AND UNCONDITIONALLY, THE JURISDICTION OF SUCH COURTS AND WAIVES ANY DEFENSE OF FORUM NON CONVENIENS, AND IRREVOCABLY AGREES TO BE BOUND BY ANY JUDGMENT RENDERED THEREBY IN CONNECTION WITH THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY. EACH PARTY HERETO IRREVOCABLY CONSENTS TO THE SERVICE OF PROCESS OUT OF ANY OF SUCH COURTS IN ANY SUCH ACTION OR PROCEEDING.

5.6 Waiver of Jury Trial. EACH PARTY HERETO IRREVOCABLY AND UNCONDITIONALLY WAIVES TRIAL BY JURY IN ANY LEGAL ACTION OR PROCEEDING RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY AND FOR ANY COUNTERCLAIM RELATING THERETO.

5.7 Counterparts. This Agreement may be executed in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement. Delivery of an executed counterpart of a signature page to this Agreement by facsimile shall be effective as delivery of a manually executed counterpart to this Agreement.

5.8 Binding Effect. The provisions of this Agreement shall be binding upon and accrue to the benefit of the parties hereto and their respective heirs, legal representatives, and permitted successors and assigns.

5.9 Entire Agreement; Third-Party Beneficiaries. This Agreement constitutes the entire agreement between the parties hereto with respect to the subject matter hereof and thereof. Except as otherwise expressly provided in this Agreement, no third-party beneficiaries are intended or shall be deemed to be created hereby.

5.10 Severability. If any provision of this Agreement is held to be illegal, invalid or unenforceable under any present or future law, and if the rights or obligations of any party hereto under this Agreement will not be materially and adversely affected thereby, (a) such provision will be fully severable, (b) this Agreement will be construed and enforced as if such provision had never comprised a part hereof, (c) the remaining provisions of this Agreement will remain in full force and effect and will not be affected by such provision or its severance herefrom and (d) in lieu of such provision, there will be added automatically as a part of this Agreement a legal, valid and enforceable provision as similar in terms to such provision as may be possible.

5.11 Specific Performance. Each of the parties to this Agreement agrees and acknowledges that any breach by any party of its obligations under this Agreement could not be adequately compensated for by damages. Accordingly, if either of the parties breaches its obligations under this Agreement, the other party shall be entitled, in addition to any other remedy that they may have, to obtain enforcement of this Agreement by decree of specific performance.

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5.12 Further Assurances. Each of the parties shall execute such documents and perform such further acts as may be reasonably required or desirable to carry out or to perform the provisions of this Agreement.

[Signature page follows.]

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IN WITNESS WHEREOF, the parties hereto have duly executed this Agreement as of the date first set forth above.

FLEMING US DISCOVERY FUND III, L.P.

By: Fleming US Discovery Partners, L.P., its general partner

By: Fleming US Discovery, LLC, its general partner

By:	/s/ Robert L. Burr
Name: Robert L. Burr
Title: Manager

/s/ Brian F. Coleman
Brian F. Coleman

Execution Copy

STOCK PURCHASE AGREEMENT

This STOCK PURCHASE AGREEMENT is dated as of June 28, 2007 (this “Agreement”) by and between Fleming US Discovery Fund III, L.P. (the “Seller”) and Joseph Longo (the “Purchaser”).

WHEREAS, the Seller currently owns 16,493,481 shares of the common stock, $.01 par value (the “Common Stock”), of Hudson Technologies, Inc., a New York corporation (the “Company”);

WHEREAS, the Purchaser is a member of the Company’s management;

WHEREAS, the Purchaser desires to purchase from the Seller, and the Seller desires to sell to the Purchaser, 153,900 shares of the Common Stock of the Company (the “Shares”) at a purchase price of $0.65 per share, for a total consideration of $100,035 (the “Purchase Price”);

WHEREAS, simultaneously with the execution and delivery of this Agreement, the Seller will sell to additional members of the Company’s management (“Additional Purchasers”) and the Additional Purchasers will purchase from the Seller, a certain number of shares of the Common Stock of the Company at a purchase price of $0.65 per share pursuant to Stock Purchase Agreements between each Additional Purchaser and the Seller dated as of the date hereof;

WHEREAS, the Purchaser and the Additional Purchasers will, in the aggregate, purchase from Seller a total of 9,230,800 shares of the Common Stock of the Company, for a total consideration of $6,000,020;

WHEREAS, simultaneously with the execution and delivery of this Agreement, the Company will purchase a total of 5,680,800 shares of its Common Stock from the Seller and Fleming US Discovery Offshore Fund III, L.P. (collectively, the “Funds”), at a purchase price of $0.65 per share, for a total consideration of $3,692,520 pursuant to that certain Stock Purchase Agreement between the Company and the Funds dated as of the date hereof; and

WHEREAS, the Funds, the Purchaser, the Additional Purchasers and the Company are all parties to that certain Letter Agreement (the “Letter Agreement”) with Morgan, Lewis & Bockius, LLP (“Morgan Lewis”) as escrow agent, providing for the manner in which the closing of the transactions contemplated by this Agreement, and the Stock Purchase Agreements between the Seller and the Additional Purchasers, and the Stock Purchase Agreement between the Funds and the Company will take place, and providing for the delivery by the Funds of the executed Stock Purchase Agreements and the Transfer Documentation (as defined in the Letter Agreement) and the delivery by the Purchaser, the Additional Purchasers and the Company of the Purchase Price (as defined in the Letter Agreement) and the executed Stock Purchase Agreements to Morgan Lewis to be held in escrow pursuant to the terms of the Letter Agreement.

NOW, THEREFORE, in consideration of the mutual covenants contained herein and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto agree as follows:

ARTICLE I

PURCHASE AND SALE OF STOCK

1.1 Purchase and Sale. Subject to the terms and conditions of this Agreement, at the Closing:

(a) The Seller shall sell to the Purchaser the Shares and the Purchaser shall purchase from the Seller the Shares at the Purchase Price;

(b) In accordance with the terms of the Letter Agreement, the Seller will deliver to Morgan Lewis (with copies to the Purchaser) its stock certificates representing the shares being sold pursuant to the Stock Purchase Agreement, accompanied by medallion guaranteed stock powers duly executed in blank, together with an executed letter of instruction from the Seller to Continental Stock Transfer & Trust Company (the “Transfer Agent”) instructing the Transfer Agent to issue to the Purchaser a new stock certificate representing the shares of the common stock of the Company purchased by the Purchaser pursuant to this Agreement (collectively, the “Transfer Documentation”).

(c) In accordance with the terms of the Letter Agreement, upon delivery to the Purchaser of a copy of the Transfer Documentation, Morgan Lewis shall release: (i) the Purchase Price to the Seller, and (ii) the Transfer Documentation to the Transfer Agent, without any further action by the Purchaser.

1.2 Closing. The closing of the transactions contemplated hereby (the “Closing”) shall take place simultaneously with the execution and delivery of this Agreement (the date on which the Closing occurs is referred to herein as the “Closing Date”). The Closing shall take place at the offices of Morgan, Lewis & Bockius LLP, 101 Park Avenue, New York, New York, and the Closing shall be effective as of the close of business on the Closing Date.

ARTICLE II

REPRESENTATIONS AND WARRANTIES OF THE PURCHASER

The Purchaser hereby represents and warrants to the Seller as follows:

2.1 Organization, Standing and Power. The Purchaser has full legal capacity and authority to execute and deliver this Agreement and to perform its obligations hereby and thereby and the execution and delivery of this Agreement constitutes a legal, valid and binding obligation of the Purchaser, enforceable against the Purchaser in accordance with its terms.

2.2 Consents and Approvals. No consent, approval, order or authorization of, or registration, declaration or filing with, any court, administrative agency or commission or other governmental authority or instrumentality, domestic or foreign, is required by or with respect to the Purchaser in connection with the execution and delivery of this Agreement by the Purchaser or the consummation by it of the transactions contemplated hereby.

2.3 Accredited Investor. The Purchaser is an “accredited investor” as defined in Rule 501 of Regulation D promulgated under the Securities Act of 1933, as amended (the “Securities Act”). The Purchaser agrees to furnish to Seller any additional information reasonably requested by it to assure compliance with applicable Federal and state securities laws in connection with the purchase and sale of the Shares.

2.4 No Reliance. The Purchaser is aware that an investment in the Company involves a high degree of risk. In making its decision to purchase the Shares being purchased by the Purchaser hereunder, the Purchaser acknowledges and represents that: (a) it has such business and financial experience as is required to give it the capacity to protect Purchaser’s own interests in connection with the purchase of the Shares; and (b) Purchaser will make his own investment decision regarding the Shares based on his own knowledge and investigation of the Company and the Shares.

2.5 Information Concerning the Company. The Purchaser has been given full access to all material information concerning the condition, properties, operations and prospects of the Company and its subsidiaries. The Purchaser and the Purchaser’s advisors (if any) have had an opportunity to ask questions of, and to receive information from, the Seller, the Company and persons acting on their behalf concerning the terms and conditions of the Purchaser’s purchase of the Shares, and to obtain any additional information necessary to verify the accuracy of the information and data received by the Purchaser. The Purchaser has made, either alone or together with the Purchaser’s advisors (if any), such independent investigation of the Company and its subsidiaries and related matters as the Purchaser deems to be, or the Purchaser’s advisors (if any) have advised to be, necessary or advisable in connection with the Purchaser’s purchase of the Shares, and the Purchaser and the Purchaser’s advisors (if any) have received all information and data which the Purchaser and the Purchaser’s advisors (if any) believe to be necessary in order to reach an informed decision as to the advisability of purchasing the Shares. The Purchaser acknowledges and agrees that, other than as expressly contained herein, no person makes any representation or warranty, expressed or implied, as to the accuracy or completeness of the information provided or to be provided to the Purchaser by any person and nothing contained in any documents provided to the Purchaser is, or shall be relied upon as, a promise or representation by any such person.

2.6 No Registration. The Purchaser understands that: (a) the Shares have not been registered under the Securities Act or under any state securities laws and that this transaction is being made by the Seller in reliance on an exemption under Section 4(1) of the Securities Act and exemptions under applicable state securities laws; (b) the Shares have not been approved or disapproved by the United States Securities and Exchange Commission or any other Federal or state regulatory agency, nor has any such agency passed on the merits of an investment in the Company; and (c) effective as of the Closing Date, that certain Registration Rights Agreement dated as of March 30, 1999 (the “Registration Rights Agreement”) and that certain Stockholders’ Agreement dated as of March 30, 1999 (the “Stockholders’ Agreement”) have been terminated and rendered null and void and, as such, Purchaser shall not acquire or succeed to any rights or privileges granted to Seller in either the Registration Rights Agreement of the Stockholders’ Agreement.

2.7 Restricted Securities. The Purchaser understands that, unless and until the Shares are registered, there are substantial restrictions on the transferability of the Shares and that the Purchaser must bear the economic risk of an investment in the Shares for an indefinite period of time, because the Shares have not been registered under the Securities Act or under the securities laws of certain states and, therefore, cannot be sold, transferred, assigned, hypothecated, pledged or otherwise disposed of unless they are registered under the Securities Act and under the applicable securities laws of such states, or an exemption from such registration is available.

2.8 No Resale. The Purchaser is purchasing the Shares solely for his own account and for investment only, and not with a view to or for the resale, distribution, subdivision or fractionalization thereof, and the Purchaser has no present intent to enter into any contract, undertaking, agreement or arrangement for any such purpose.

2.9 Transfer Restrictions. The Purchaser understands that any certificate representing the Shares will bear substantially the following restrictive legend:

“THIS SECURITY HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR UNDER ANY STATE SECURITIES LAWS. THE SECURITIES MAY NOT BE OFFERED, SOLD OR TRANSFERRED EXCEPT PURSUANT TO (I) AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND IN COMPLIANCE WITH THE APPLICABLE STATE SECURITIES LAWS OR (II) AN APPLICABLE EXEMPTION FROM REGISTRATION THEREUNDER OR UNDER APPLICABLE STATE SECURITIES LAWS.”

2.10 No Solicitation. The Purchaser acknowledges that neither the Seller, the Company nor any other person offered to sell the Shares to the Purchaser by means of any form of general advertising, such as media advertising or seminars.

2.11 Disclosure. The Purchaser agrees and acknowledges that: (a) there are no representations or warranties by the Seller, or any other person relating to the transactions contemplated hereby other than those expressly set forth in this Agreement; and (b) the Purchaser has not relied and will not rely in respect of this Agreement or the transactions contemplated hereby upon any document or written or oral information previously furnished to or discovered by it, other than this Agreement. Neither the Seller, nor any other person will have or be subject to any liability to the Purchaser or any other person resulting from the distribution to the Purchaser, or the Purchaser’s use of, any information not contained in this Agreement.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE SELLER

The Seller represents and warrants to the Purchaser of the Shares hereunder as follows:

3.1 Organization, Standing and Power. The Seller is duly organized, validly existing and in good standing under the laws of the State of Delaware, and has all requisite power and authority to execute and deliver this Agreement and to perform its obligations hereunder and thereunder.

3.2 Authority. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby and thereby have been duly authorized by all necessary action on the part of the Seller. This Agreement has been duly executed and delivered by the Seller and constitute a legal, valid and binding obligation of the Seller, enforceable against the Seller in accordance with its terms except as such may be limited by applicable bankruptcy, insolvency and any other similar laws relating to creditors’ rights generally, and by general principles of equity.

3.3 Ownership of Shares. The Seller is the sole record and beneficial owner of the Shares and sole owner of all interests in the Shares. When paid for in accordance with the terms of this Agreement, the Shares will be transferred to the Purchaser free of any liens, claims, restrictions, security interests or encumbrances, except for restrictions on transfer provided for under the Securities Act.

3.4 No Conflict. The execution and delivery of this Agreement does not, and the consummation of the transactions contemplated hereby will not, conflict with or result in a breach or violation of, or a default under, (a) the Seller’s organizational documents or (b) any contract, agreement or instrument by which the Seller or any of the Seller’s properties is bound or any judgment, order, decree, statute, rule, regulation or other law to which the Seller or its properties or assets is subject.

3.5 Consents and Approvals. No consent, approval, order or authorization of, or registration, declaration or filing with, any court, administrative agency or commission or other governmental authority or instrumentality, domestic or foreign, is required by or with respect to the Seller in connection with the execution and delivery of this Agreement by the Seller or the consummation by it of the transactions contemplated hereby.

3.6 Termination of Prior Agreements. Effective as of the Closing, the Registration Rights Agreement and the Stockholders Agreement have been terminated and rendered null and void.

ARTICLE IV

CONDITION TO CLOSING

4.1 Condition to the Obligation of the Seller. The obligation of the Seller to consummate the transactions contemplated hereby is subject to the execution and delivery of that certain Stock Purchase Agreement dated as of the date hereof, between the Funds and the Company, and the consummation of the transactions contemplated thereby.

ARTICLE V

MISCELLANEOUS

5.1 Waiver, Amendment. No amendment of any provision of this Agreement shall be valid unless such amendment is in writing and signed by each party hereto. No waiver by any party hereto of any default, misrepresentation or breach of warranty or covenant hereunder, whether intentional or not, shall be deemed to extend to any prior or subsequent default, misrepresentation or breach of warranty or covenant hereunder or affect in any way any rights arising by virtue of any prior or subsequent such occurrence. No waiver shall be valid unless such waiver is in writing and signed by the party against whom such waiver is sought to be enforced.

5.2 Assignability. Except as otherwise provided under this Agreement, neither this Agreement nor any right, remedy, obligation or liability arising hereunder or by reason hereof shall be assignable by any party hereto without the prior written consent of the Seller (in the event of an assignment by a Purchaser).

5.3 Headings. The headings used in this Agreement are for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement.

5.4 Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of New York, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of New York or any other jurisdiction) that would cause the application of the Laws of any jurisdiction other than the State of New York.

5.5 Consent to Jurisdiction and Service of Process. EACH PARTY HERETO CONSENTS TO THE EXCLUSIVE JURISDICTION OF ANY STATE OR FEDERAL COURT

LOCATED WITHIN THE COUNTY OF NEW YORK IN THE STATE OF NEW YORK AND IRREVOCABLY AGREES THAT ALL ACTIONS OR PROCEEDINGS RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY MAY BE LITIGATED IN SUCH COURTS. EACH PARTY HERETO ACCEPTS FOR ITSELF AND IN CONNECTION WITH ITS RESPECTIVE PROPERTIES, GENERALLY AND UNCONDITIONALLY, THE JURISDICTION OF SUCH COURTS AND WAIVES ANY DEFENSE OF FORUM NON CONVENIENS, AND IRREVOCABLY AGREES TO BE BOUND BY ANY JUDGMENT RENDERED THEREBY IN CONNECTION WITH THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY. EACH PARTY HERETO IRREVOCABLY CONSENTS TO THE SERVICE OF PROCESS OUT OF ANY OF SUCH COURTS IN ANY SUCH ACTION OR PROCEEDING.

5.6 Waiver of Jury Trial. EACH PARTY HERETO IRREVOCABLY AND UNCONDITIONALLY WAIVES TRIAL BY JURY IN ANY LEGAL ACTION OR PROCEEDING RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY AND FOR ANY COUNTERCLAIM RELATING THERETO.

5.7 Counterparts. This Agreement may be executed in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement. Delivery of an executed counterpart of a signature page to this Agreement by facsimile shall be effective as delivery of a manually executed counterpart to this Agreement.

5.8 Binding Effect. The provisions of this Agreement shall be binding upon and accrue to the benefit of the parties hereto and their respective heirs, legal representatives, and permitted successors and assigns.

5.9 Entire Agreement; Third-Party Beneficiaries. This Agreement constitutes the entire agreement between the parties hereto with respect to the subject matter hereof and thereof. Except as otherwise expressly provided in this Agreement, no third-party beneficiaries are intended or shall be deemed to be created hereby.

5.10 Severability. If any provision of this Agreement is held to be illegal, invalid or unenforceable under any present or future law, and if the rights or obligations of any party hereto under this Agreement will not be materially and adversely affected thereby, (a) such provision will be fully severable, (b) this Agreement will be construed and enforced as if such provision had never comprised a part hereof, (c) the remaining provisions of this Agreement will remain in full force and effect and will not be affected by such provision or its severance herefrom and (d) in lieu of such provision, there will be added automatically as a part of this Agreement a legal, valid and enforceable provision as similar in terms to such provision as may be possible.

5.11 Specific Performance. Each of the parties to this Agreement agrees and acknowledges that any breach by any party of its obligations under this Agreement could not be adequately compensated for by damages. Accordingly, if either of the parties breaches its obligations under this Agreement, the other party shall be entitled, in addition to any other remedy that they may have, to obtain enforcement of this Agreement by decree of specific performance.

5.12 Further Assurances. Each of the parties shall execute such documents and perform such further acts as may be reasonably required or desirable to carry out or to perform the provisions of this Agreement.

[Signature page follows.]

IN WITNESS WHEREOF, the parties hereto have duly executed this Agreement as of the date first set forth above.

FLEMING US DISCOVERY FUND III, L.P.

By: Fleming US Discovery Partners, L.P., its general partner

By: Fleming US Discovery, LLC, its general partner

By:	/s/ Robert L. Burr
Name: Robert L. Burr
Title: Manager

/s/ Joseph Longo
Joseph Longo